                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                 AMENDMENT NO. 2

                                       TO


                                     FORM 10


                   GENERAL FORM FOR REGISTRATION OF SECURITIES


        PURSUANT TO SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934



                              MFC DEVELOPMENT CORP.
                              ---------------------
             (Exact name of registrant as specified in its charter)



             Delaware                                                  13-3579974
 (State or other jurisdiction of                                    (I.R.S. Employer
  incorporation or organization)                                   Identification No.)


             271 North Avenue                                    New Rochelle, NY 10801
(Address of principal executive offices)                               (Zip Code)



Registrant's telephone number, including area code  (914) 636-0188




Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, Par Value $.001 Per Share
                                (Title of Class)

ITEM 1.   BUSINESS

ORGANIZATION OF THE COMPANY


         MFC DEVELOPMENT CORP. (the "Company" or "MFC") was incorporated in the State of Delaware on May 18, 1990 under the name of PSI Food Services Corp., which has been a wholly-owned subsidiary of FRM Nexus, Inc., a Delaware corporation ("FRM Corp."), since November 1993. On August 9, 2000 PSI Food Services Corp. changed its name to MFC Development Corp. That corporation was the food services division of FRM Corp. consisting of two subsidiaries, Wendclark, Inc. and Wendcello Corp., which operated Wendy's Restaurants, 9 in West Virginia and 8 in upstate New York, respectively. The food service division was discontinued on June 20, 2000. On May 14, 1999 the outstanding capital stock of Wendclark, Inc. was sold for $975,000 in cash and on June 20, 2000 the outstanding capital stock of Wendcello Corp. was sold for $1,575,000 in cash. Gains of $96,303 and $381,182 were recorded on said sales by FRM Corp. and PSI Food Services Corp., respectively. The results of the food services operations have been classified as discontinued operations and prior periods have been restated. The components of the discontinued operations are set forth in Note 12 to Notes to Consolidated Financial Statements of MFC herein.

         On May 23, 2000 FRM Corp. decided to discontinue the food services division and shift the focus of its business operations to medical services and real estate because management believed that the investment of its resources in that restaurant business would not be as profitable in the future as the employment of those resources in the medical services and real estate divisions.

         In June 2000, Lawrence J. Goldstein, who is the general partner of Santa Monica Partners, LP, an owner of 200,000 shares of the common stock of FRM Corp., introduced Steven Bregman and Murray Stahl of the Stahl-Bregman group, described below, to Lester Tanner, who was then a director of FRM Corp., to discuss a private investment in FRM Corp. By that time FRM Corp. had decided to discontinue its food services business and develop an internet strategy for its medical division for which it had not yet devoted any significant financial resources. The Stahl-Bregman Group owned 8.2% of Kinetics Asset Management, Inc., the investment advisor to The Internet Fund and over the course of the negotiation FRM Corp. came to believe that the business experience of Messrs. Stahl and Bregman in analysis and research of companies as well as identification of companies in early stages of promising business strategies, particularly in the internet sector could be an attractive opportunity for FRM Corp. and its shareholders. See the discussion of "Continuing Business of FRM Corp." which begins at page 11.

         The Stahl-Bregman group did not wish to be engaged in the real estate or medical business of FRM Corp. They were interested in pursuing business strategies based on intellectual capital as well as financial risk management in other sectors, and with a


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
commitment to make a cash investment to give them a controlling interest. FRM Corp. had continuing confidence that the real estate and medical divisions would become profitable in the next fiscal year and was unwilling to sell any of its common stock at the prevailing market value. On August 17, 2000 the parties signed a Letter of Intent which provided for an agreement to satisfy both objectives.

         That Letter of Intent provided that the parties would seek to sign a formal agreement by October 2, 2000. FRM Corp. would plan to spin-off the real estate and medical operations with all the assets except for $10,000 in cash. In that way the shareholders would continue to own the same pro-rata interests in those operations and assets. The Stahl-Bregman Group would not own any part of the Company being spun-off.

         After the spin-off, current FRM shareholders will own 5% of FRM Corp., which will be recapitalized privately by the FRM Control Group purchasing 34,200,000 shares of common stock for $3,258,000 ($.095) per share); see pages 14-15. By retaining only $10,000 in cash in FRM Corp., the shareholders' book value for the 1,800,000 shares outstanding was less than $.01 per share. By fixing the price that the new Control Group will pay for their 95% ownership at $.095 per share, the existing shareholders will realize an increase in book value from about $.01 per share to about $.091 per share and the shares of the new FRM Control Group will be diluted from about $.095 to about $.091 per share. Book value of FRM Corp. does not take into account its existing structure and status as a public company with a reporting history which was considered in the transaction. The FRM Control Group will benefit from that as well as the $10,000 in cash remaining in FRM Corp.

         The formal Agreement dated October 2, 2000 was signed and although it is not to be consummated until after the distribution date of the spin-off it is expected that the transaction will be closed some time in December 2000. FRM Corp. has proceeded with the proposed spin-off and will complete the same before the October 2, 2000 agreement is consummated and the spin-off is not contingent on consummating that agreement.

         As of the close of business on August 31, 2000, FRM Corp. assigned to MFC all of its assets (except $10,000 in cash) subject to all of its liabilities as of that date in exchange for the issuance by MFC to FRM Corp. of additional shares of common stock of MFC to bring such ownership to 1,800,000 shares of common stock of MFC constituting all of the issued and outstanding stock of MFC. Said assignment included all of the issued and outstanding capital stock of each of the following corporations, which as of said date became the wholly owned subsidiaries of MFC, namely Medical Financial Corp., PSI Capital Corp., Yolo Equities Corp., Yolo Capital Corp. and its subsidiary Highlands Pollution Control Corp. The Company also owns three Limited Liability Companies which were formed during the fiscal year ended February 29, 2000 to provide management services to medical practices namely, Nexus Garden City LLC, FRM Court Street LLC and Nexus Borough Park LLC. Because the entities are under common control, such transaction has been accounted for in such a manner similar to a pooling of interests; accordingly prior period balances have been restated to reflect this transaction. See Note 1 to Notes to Consolidated Financial Statements of MFC herein. On September 14, 2000, PSI Capital Corp. formed FRM N.Y.


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
Capital LLC which was approved on November 28, 2000 by the Insurance Department of the State of New York as a "certified capital company". See "Capco Program" under "Description of Business" herein.

         The Board of Directors of FRM Corp. has adopted resolutions to distribute on such date as this registration statement becomes effective, to its shareholders as of the close of business on November 1, 2000 (the "record date") one share of MFC common stock for each one share of FRM common stock. There were 1,800,000 shares of common stock of FRM Corp. outstanding on the record date. Accordingly, on the distribution date the shareholders of FRM Corp. together will own 1,800,000 shares of both FRM Corp. and MFC. FRM Corp. will not continue to own any shares of MFC and MFC will own no shares of FRM Corp. after the distribution date. The Board of Directors of FRM Corp. has approved an amendment to its certificate of incorporation increasing its authorized common stock to 90,000,000 shares, par value $.001 per share and changing its corporate name to FRMO Corp. The written consent of a majority of the outstanding common stock of FRM Corp. to the amendment was received and the Certificate of Amendment was filed on November 29, 2000.

         The October 2, 2000 Agreement was made with the FRM Control Group described at pages 13-15 and provides for a closing following the date of distribution (the "Closing") at which FRM Corp. will issue to the FRM Control Group a total of 34,200,000 shares of common stock of FRM Corp. (but not any shares of MFC) for an aggregate consideration of $3,258,000 to be paid as set forth below at pages 14-15.

         FRM Corp. has filed its Quarterly Report on Form 10-Q for the six months ended August 31, 2000. After the distribution of the MFC shares to its shareholders FRM Corp. will file its 10-Q Report for the nine months ended November 30, 2000 as a corporation without any subsidiary corporations.

         This application is to register the common stock of MFC pursuant to
Section 12(g) of the Securities Exchange Act of 1934 so that it will be a reporting company. This application contains the financial information of MFC for the requisite periods including the six months ended August 31, 2000. MFC will file its next 10Q report for the nine months ended November 30, 2000 on or before the due date of January 15, 2001.

         The market value of the shares of MFC to be received by the shareholders of FRM Corp. on the distribution date will not be taxable as ordinary income because FRM Corp. will not have accumulated earnings and profits on that date, nor will it have earnings and profits in the current fiscal year. Shareholders' basis in MFC shares will equal the market value of MFC shares distributed. Shareholders' basis in FRM Corp. shares will be reduced, though not below zero, by an amount equal to the market value of MFC shares received. In the event the market value of the MFC shares distributed exceeds the basis of a shareholders' FRM stock, the excess would be treated as capital gain. The Board of Directors of MFC will determine the market value of its common stock on the distribution date based on the average of the high bid price in the first 15 trading days after the distribution date and/or if the Board deems it necessary or appropriate an independent appraisal of market value. The Company will inform the shareholders of that market value by January 31, 2001.

         As noted at page 1, by the time FRM Corp was introduced to Steven Bregman and Murray Stahl, it had decided to discontinue its food service business and develop an internet strategy for its medical division. While FRM Corp. had not devoted any significant financial resources to that strategy at the time, management had learned that in the future, possibly far into the future, the business conducted by its medical division will gravitate toward companies that have an electronic capability of transmitting information and employing intellectual capital. Management believes, however, that it is not a wise business decision to have MFC proceed now with an internet strategy because the capital and other commitments to do so would adversely affect the present business of that division, which management believes will be profitable next year in its present mode, which uses its web sites only for marketing. That decision seems correct to the directors given a history of other companies which had a good operating non-electronic-based business only to lose it because it sought to convert important parts of its operations to e-commerce.

         Management also concluded that it would be unwise for FRM Corp. to walk away from the future it has seen in every field not only the medical field. That future will be founded, in its opinion, on the "information highway" and the employment of intellectual capital. Having started down this road already, the introduction to Murray Stahl and Steven Bregman alerted the management of FRM Corp. to the opportunity to obtain, what in its business judgment, is a special expertise in intellectual capital. The negotiation which ensued was calculated to find the best way from the standpoint of FRM's shareholders to pursue its intellectual capital business purpose in a manner which holds out the potential for significant growth in the value of its shares, after the MFC operations which hold a different potential are placed outside the risks inherent in a business whose value and earnings are based on intellectual capital.

         The Company and FRM Corp. will be engaged, after the distribution of the shares to be spun off, in different businesses. The Company will continue to engage in the real estate and medical business as described herein. See the chart of its subsidiaries below as the same will be in effect after the spin-off. FRM Corp. will have no subsidiary after the spin-off and will pursue a business plan that is not limited to the medical field. It will also use its new management's experience to identify, and participate with, companies in early stages of promising business strategies. See the discussion under "Continuing Business of FRM Corp." beginning at page 11. The two websites which had been established for the medical division, and referred to below, will belong to MFC which will use it for marketing.

         The spin-off will enable each corporation to be identified by its shareholders and trading markets for the separate businesses in which they engage and focus on their different business sectors. This separation will enhance access to the financial and business community by allowing each corporation to raise capital and obtain lending facilities to take advantage of growth opportunities in their respective business activities. Incentivizing management and employees who do not already have significant equity interests and the separation of the two corporations will permit each of them to issue stock-based incentives linked specifically to the results of the operations of one or the other corporation. After the spin-off of the Company, FRM Corp. will be raising private equity capital from the FRM Control Group by the sale of its common stock. See pages 14-15. The Company, which has no present intention to sell common stock, will conduct its business as shown in this diagram or chart of subsidiaries:

                              MFC DEVELOPMENT CORP.

                  WHOLLY OWNED SUBSIDIARIES EXCEPT WHERE NOTED

                                                  MFC
                                            Development Corp

 Yolo Capital           Yolo Equities                                  Medical                 Nexus
     Corp                   Corp            PSI Capital Corp         Financial Corp        Garden City, LLC



 Highlands Pollution                             FRM NY                                        FRM
    Control Corp                              Capital, LLC                                Court Street, LLC
                                            (80% ownership)


                                                                                              Nexus
                                                                                          Borough Park, LLC

DESCRIPTION OF BUSINESS OF MFC

         MFC is engaged in the business of (i) developing real estate and (ii) providing financing and management services to medical practices. On September 14, 2000, a subsidiary of the Company formed a majority-owned Limited Liability Company to operate as a "certified capital company" pursuant to Sections 11 and 1511 of the New York State Tax Law (herein as "Capco") under the State's Capco Program 3.

         THE REAL ESTATE DIVISION of the Company presently conducts its operations through PSI Capital Corp., Yolo Equities Corp. and Yolo Capital Corp., wholly-owned subsidiaries which own the interests described below in parcels of real estate. For the fiscal year ended February 29, 2000 and the six months ended August 31, 2000, the total revenues derived from the real estate division were $1,250,128 and $161,930 respectively, constituting 55% and 16% of the total revenues of MFC. MFC controls the development, for residential and commercial use, of this real estate which is located in New York and Connecticut. See Note 4 of Notes to Consolidated Financial Statements herein. A brief description of each parcel follows:

Goshen, New York. This property is to be developed pursuant to a subdivision plan for the development of 165 single family homes in the Village of Goshen, Orange County, New York, a growing suburban community 90 minutes from Manhattan. The plan was agreed upon in settlement of a lawsuit between the Company and the necessary officials of the Village of Goshen. The lawsuit had sought to enforce a previously approved subdivision plan for a greater number of homes on the property. It was settled by reducing the density of the subdivision to include only 165 single family homes. The Planning Board of the Village of Goshen was a party to this settlement and is currently reviewing a revised subdivision plan for compliance with regulations of the applicable municipal agencies. Participating in the settlement was Windemere in the Pines at Goshen, Inc., a part of the Windemere Group of construction companies ("Windemere"), in which Jed Schutz is an officer, director and shareholder. Mr. Schutz, a shareholder of FRM Corp., was also a director of FRM Corp. until May 1999. FRM Corp. agreed with Windemere on terms that assured it of the profit noted in the next paragraph on the lots that were sold during fiscal 1996 and 1997, The construction financing is to be provided by Windemere with the Company sharing any profits to be realized in the construction and sale of the homes.

         In February and August, 1996, MFC sold the 165 building lots to Windemere for $2,499,150 to be paid principally from construction loan funding plus an amount contingent on the amount of profit to be realized on the construction and sale of the homes to be built on the lots. The sale was accounted for using the installment method resulting in a deferral of profit, of which $1,557,311 remains deferred as of November 9, 2000, until the initial and continuing investment criteria is sufficient. That amount and any contingent profit have not been reflected in the Company's net income. The balance of the mortgage on August 31, 2000 was $2,310,000. The interest payment required for fiscal 2000 has not been made, resulting in the suspension of accruing interest as of November 30, 1999. See Note 4 of Notes to Consolidated Financial Statements. In September 2000 Windemere and the


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
Company agreed in principle to seek a purchaser for the Goshen property rather than develop the subdivision, provided the purchase price is acceptable to both and will be for an amount which would require Windemere to prepay the Company's mortgage plus all accrued interest. As long as Windemere is attempting to sell the property, the Company does not intend to pursue the collection of interest on the mortgage. Negotiations have taken place with two potential purchasers. No agreement has yet been reached and sale efforts are continuing.

East Granby, Connecticut. The Company owned a partially built two-story office building located at 2 Gateway Boulevard in East Granby, Connecticut which was carried at the value of $900,000 on February 28, 1995. In the fiscal year ended February 29, 1996, the Company spent about $1,300,000 in developing the site and improving a portion of the building. In February 1996, the property was sold to Gateway Granby, LLC. ("Gateway"), a limited liability company of which certain members are shareholders of FRM, for $4,800,000, of which $3,781,518 has since been paid and $1,018,482, as reduced by amortization and partial prepayment on August 31, 2000, is held by the Company pursuant to a purchase money second mortgage bearing interest at the rate of 9% per annum. The gain on the sale of this property has already been recognized on the accrual method except for a reserve of $850,000 pending the release of the Company from a contingent liability for certain rental payments.

Hunter, New York. MFC has two wholly-owned subsidiaries, Yolo Equities Corp., which owns the fee interest in properties in Hunter, New York, along with co-investors, and Yolo Capital Corp., which owns a mortgage on a portion of the property which will be discharged as and when the properties are sold. The co-investors, together receive 35% of the proceeds of the sales of Hunter Properties made after June 30, 2000 after deducting the net costs of carrying the properties paid by Yolo Equities Corp. after June 30, 2000 and the costs of the sales (the "net proceed"). Yolo Equities Corp. receives 65% of the said net proceeds. The properties consist of acreage in an area known as Hunter Highlands, which is adjacent to the Hunter Mountain Ski Slopes in the town of Hunter, Greene County, New York. The undeveloped portion of the acreage, which Yolo Equities Corp. plans to develop, is zoned for single family residences, condominium units and a hotel site. There is already constructed on the property
(i) a water treatment plant (owned by a wholly-owned subsidiary of the Yolo Capital Corp., Highlands Pollution Control Corp.), (ii) a Clubhouse with swimming pool and six tennis courts, (iii) a small office building and (iv) two sites for condominium units. Adjoining the site are 184 condominium units owned by unrelated persons, who purchased their resort homes from prior owners of Hunter Highlands. Management believes, based on one completed sale and sale negotiations, that these properties have a fair market value at least equal to the amount carried on its balance sheet at August 31, 2000. See Note 4 of Notes to Consolidated Financial Statements.

         On November 7, 2000 Yolo Equities Corp. received site approval from the Planning Board of the Town of Hunter for the construction of a 200 room hotel on the 10 acre hotel site which is contiguous to the ski slopes at Hunter Mountain. In connection therewith the Company is proceeding to double the capacity of the waste water treatment plant owned by Highlands Pollution Control Corp. That corporation has the standard formal contract with the City of New York pursuant to which the City has agreed to pay for the upgrade of all the


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
waste water treatment facilities in New York City's Catskill watershed area (in which Hunter is located) incorporating the latest technology in order to improve the water quality in New York City. This expansion and upgrade is expected to enhance the value of the Company's remaining property in Hunter, New York either for development by Yolo Equities Corp. or sale to others.

         Yolo Equities Corp. will seek to sell the clubhouse and office building during the next year. The hotel site will be offered to a hotel or development company with whom Yolo Equities Corp. can participate in the project without further cash outlay. This will then leave Yolo Equities Corp. with about 70 acres of undeveloped land up the mountain contiguous to the Hunter ski slopes for which there are no present plans for development. The owner of the ski slopes expressed an interest recently in purchasing this land from Yolo Equities Corp. and the capital stock of Highlands Pollution Control Corp. from Yolo Capital Corp. While one meeting was held to explore the price, there have been no further discussions since that time and Yolo Equities Corp. has decided to defer any development or sale of those 70 acres while it is proceeding with the hotel project.

Other Properties. The Company previously owned two parcels of undeveloped land in Brookfield, Connecticut which it sold in December 1999. The property had a carrying value of $490,000 and was sold for approximately $538,000, resulting in a gain of approximately $44,000, net of closing costs. MFC, alone or with co-investors and joint ventures, intends to acquire other lands for development of residential, commercial and office structures, when management identifies opportunities for enhancement of shareholder values.

THE MEDICAL DIVISION consists of (i) the three Limited Liability Companies (Nexus Garden City, LLC, FRM Court Street, LLC and Nexus Borough Park) shown in the chart at page 4, which act as service organizations for providers of medical services and (ii) a wholly-owned subsidiary, Medical Financial Corp., which purchases insurance company receivables, paying cash to the medical provider in return for a negotiated fee. In the fiscal year ended February 29, 2000 and the six months ended August 31, 2000, the total revenues of the Medical Division were $1,033,139 and $863,329, respectively, constituting 45% and 84% of total revenues of the Company. For its clients, this Division delivers management services and increased liquidity, which is normally unavailable to medical groups from traditional sources. The management services include inputting the data on the customers' receivables into the Company's computer system, processing the data and presenting the customers' bills to the insurance company in compliance with regulations to facilitate payment, following up with collection efforts if the bills are not paid promptly, furnishing weekly or other periodic status reports of the customers' receivables and other information relating to their medical practices. This division has not been profitable due to insufficient business to cover the operating costs calculated to service the additional clients which the Company anticipated and which have been gradually added since August 31, 2000. Management believes that the division will be profitable during the Company's next fiscal year because purchases of receivables have increased in September and October 2000 due to new business and increases from existing customers, a trend which the Company expects to continue so that revenues will be higher as the receivables are collected.

THE CAPCO DIVISION was recently commenced by the filing on September 14, 2000 of Articles of Organization in New York State for FRM N.Y. Capital LLC which is an 80% majority owned subsidiary of PSI Capital Corp., a wholly owned subsidiary of MFC. This LLC was formed for the purpose of being approved as a "certified capital company" pursuant to Sections 11 and 1511 of the New York State Tax Law (herein a "Capco") under the Capco Program Three. A "certified capital company" as used in this context is a "for profit" entity, such as a limited liability company, located and qualified to conduct business in New York State which is certified by the New York State Insurance Department ("Department") based on standards set forth in the New York Tax Law (the "Statute"). The Capco was approved on November 28, 2000 and certified to participate in New York's Capco Program Three. The Statute creates a tax credit incentive mechanism to increase investment of financial resources of insurance companies into providing venture capital to businesses approved by the Department as qualified to provide jobs and promote the growth of the economy in New York State ("Qualified Businesses").

         Now that the Capco has been certified, an insurance company can purchase debt of the Capco up to $10 million and receive a dollar-for-dollar tax credit spread out over a 10 year period beginning in 2002. Such an investing insurance company is called a "Certified Investor" and the Capco will seek one or more such investors for $10 million. Capco Program Three authorizes state tax credits of up to $150 million for all insurance company participants. The Capco will use (i) its own capital of $500,000, 80% of which was supplied by the Company and 20% by Daniel Elstein who was a director of FRM Corp. in 1997-1998, plus (ii) the investment of the Certified Investor to take substantial equity interests in New York companies in order to encourage and assist them in creating, developing and expanding their business. The Capco's emphasis will be on viable small business enterprises which have had difficulty in attracting institutional venture capital and which will expand employment opportunities in New York thereby promoting the growth of the State's economy. By virtue of the equity interests the Capco obtains in the Qualified Businesses, or through contemporaneous agreements, it is expected that it will be a significant factor in the direction and control of the Qualified Businesses in which it invests its funds. The Capco's mission is to be an active participant with the management of its selected companies, in order to grow the values of the qualified company, its own investment therein and the interest of the Certified Investor at the same time that the enterprise contributes to more jobs and growth in New York State.


MARKETING

         The Company's marketing in its real estate activities is limited to working with real estate brokers to sell the Goshen property and properties held for sale in Hunter, N.Y.

         The Medical Division has heretofore marketed its services to medical groups through its own individual employees and consultants by direct contact with potential customers recommended by existing customers and those who contact MFC after receiving its brochure by direct mail solicitation. MFC designs its own brochure for such solicitations. In fiscal 2000, MFC designed and obtained the names for two websites, "medicalfinancial.com" and "mdhelp.com" and both websites will be activated for marketing purposes by December 1, 2000.

         The Capco Program will be marketed by the Managers of FRM N.Y. Capital LLC who are experienced in the venture capital field.


COMPETITION

Real Estate Division:

         The Company's presently owned real estate held for development and sale is located in Hunter, New York and in joint venture with Windemere in Goshen, New York. The real estate markets in those communities have been depressed in the past years, so that competition has not been a factor. With the expectation of improved demand and financing for purchasers, the Company will be competing with many owners and developers in the locale to market properties which it presently owns and which will be developed for sale.

Medical Division:

         MFC competes with a wide variety of management and financial service companies, including public companies, banks, and factoring companies (which advance funds on the security of purchased receivables). The Company is very small in relation to such competitors. However the Company's services are also designed to serve a niche market and in its focus on purchasing and collecting medical insurance claims of certain medical groups, the competition is limited to only a few companies.

Capco:

         The Company competes with many other Capco organizations for approval by the New York Insurance Department for its Capco Programs. The Capco Program 3 in New York State provides for the issuance of a maximum of $150 million of state tax credits for Certified Insurers. If FRM N.Y. Capital LLC is approved in New York it will be competing with about five larger and older Capcos for access to such credits for the calendar year 2002.


TRADEMARKS        -        None.



EMPLOYEES


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
         As of August 31, 2000 the Company had 30 employees. None of the Company's employees is represented by a union and MFC considers its relationship with its employees to be good.


REGULATORY LAWS

         The Company is in compliance with all environmental laws relating to hazardous substances in real property. Future compliance with environmental laws is not expected to have a material effect on its business.


CONTINUING BUSINESS OF FRM CORP.

         If the October 2, 2000 Agreement is consummated after the spin-off distribution date, the FRM Control Group, which includes the Stahl-Bregman Group and the individuals listed on page 14-15 will own 95% of the 36,000,000 shares of issued and outstanding common stock of FRM Corp. That Agreement provides that said shares will be voted for the persons listed below as directors and officers of FRM Corp. The business experience of the two persons who will be the Chairman, Chief Executive Officer and President, Chief Operating Officer of FRM Corp. after the proposed transaction is consummated, for more than the last ten years has been in financial risk management including analysis and research of public companies as well as identification of companies in early stages of promising business strategies. FRM Corp.'s continuing business will utilize management's experience but its operations will not fall within the definition of an investment company so as to require it to register under the Investment Company Act of 1940. The continuing business of FRM Corp. in the context of the overall transaction is, in the judgment of the present directors of FRM Corp., an important business consideration of the transaction.

         FRM Corp. after the spin-off, will not be a development stage company because its business plan will be commenced promptly after the October 22 Agreement is closed. Specifically a consulting arrangement is to be signed effective January 1, 2001 whereby FRM Corp. will receive $21,600 a year from the manager of Santa Monica Partners, L.P. for up to 54 hours per annum of access to consultations with persons designated by Messrs. Stahl and Bregman, including themselves. Other specific business activities which FRM Corp. expects to begin very early in 2001 include (i) earning compensation for consulting on a "synthetic short strategy" with managers of a private investment fund, (ii) providing advisory services for special opportunities employing an intellectual capital strategy and (iii) participating in a venture capital transaction whereby FRM Corp. will have an interest and receive earnings based on the contribution of the services of its personnel (its intellectual capital) rather than an investment solely of financial capital.

         In addition to these current specific activities, FRM Corp. will use the experience of its management to identify companies in the early stages of promising business strategies and to participate with them in ways that are feasible and calculated to increase the value of the shareholders' interest in FRM Corp. Such companies are expected to include, but are not limited to, those whose values and earnings are based on intellectual capital. The identification of the business opportunities will follow the process whereby Horizon Research Group selects companies or strategies.

         Horizon Research Group was co-founded by Murray Stahl and Steven Bregman in 1994. It is an independent research firm serving primarily mutual fund managers and the hedge fund community. Independent research is distinct from traditional "sell side" research because it is paid for by subscription directly by its readers rather than by the trading commissions and corporate finance fees that support brokerage firm research. The great majority of "Wall Street" research is produced by brokerage firms.

         Horizon Research Group provides in-depth analysis of information-poor, under-researched companies and strategies to find the complex or overlooked situations which can offer an advantage to the investor. Horizon's research periodicals are primarily The Contrarian Research Report, The Spin-Off Report, The Intangible Asset Report, The Hidden Asset Report and The IPO Companion. These reports are addressed to investment managers but the concepts and process behind the reports are expected to identify business opportunities for FRM Corp. in public and private companies.

The Contrarian Research Report identifies any company that offers investors an asymmetric return - that is, where the likelihood of a positive return far outweighs the likelihood of a loss. Its philosophy is to seek out of favor investments whose low valuations serve to minimize risk. This contrasts with conventional equity research that seeks to maximize the magnitude of a positive return, with rather less focus on the consequences of being in error.

The Spin-Off Report provides an in-depth fundamental analysis of every domestic tax-free spin-off, as well as a monthly calendar that monitors spin-offs in progress, and interim facsimile notification of new announcements. It is the only such publication of its kind and the only comprehensive source of information about spin-off activity. Another adjunct to the service is a second monthly calendar that highlights selected taxable spin-offs and arbitrage opportunities that are worthy of interest. Spin-offs can be complex, typically under-researched and represent a sub-set of the universe of companies that might otherwise be considered Contrarian Research candidates.

The Intangible Asset Report is dedicated to the identification of companies that are notable for the intangible human element behind value creation. Typical examples include companies undergoing a change in management or whose management is engaged in a focused or unique strategy that is creating shareholder value. Like The Spin-Off Report, this service provides both a monthly calendar or digest of companies, grouped by activist shareholder and management niche, and monthly research reports that focus on individual companies worthy of recommendation.

The Hidden Asset Report is a monthly publication that focuses on growth stocks that either represent an underevaluation opportunity relative to typical growth stock benchmarks, or an emerging theme. They usually include an asset or strategic opportunity that has not yet been expressed in the financial statements, which are backward-looking and therefore cannot be screened for forward-looking evaluation. The risk profile is typically higher than for Contrarian Research.

The IPO Companion serves to identify what might be referred to as a proto-IPO, which is a successful venture capital investment contained within a company and for which one can visualize a circumstance in which the so-called proto-IPO will become a publicly traded vehicle. Consequently, a purchase of an otherwise pedestrian company will in reality be a purchase of an IPO before it actually becomes an IPO. The goal is to provide superior valuations as well as superior investment characteristics.

         The present directors of FRM Corp. have exercised their business judgment in concluding that this transaction will enhance the shareholders' prospects for growth in the values of both corporations once they are separated. The shareholders of FRM Corp. will receive the shares of MFC without any payment for them. Shareholders do not surrender their shares of FRM Corp. and need take no action in order to receive the shares of MFC.


FRM CONTROL GROUP

         MURRAY STAHL and STEVEN BREGMAN are not current officers of FRM. They are the principal persons in the Stahl-Bregman Group which is expected to control FRM Corp. after the spin-off distribution date by purchasing the additional common stock of FRM Corp., with the other persons in the FRM Control Corp., for the consideration stated on the next page. They have worked together at Horizon Asset Management, Inc. and before that at Bankers Trust Company. They are also part of the ownership at Kinetics Asset Management, Inc. which is the investment adviser to nine mutual funds, including The Internet Fund, the largest of the nine funds.

         MURRAY STAHL is Chairman and a co-founder of Horizon Asset Management, Inc. He is the Co-Portfolio Manager of the Small Cap Opportunities Portfolio. Prior to founding Horizon, Murray Stahl was with Bankers Trust Company for 16 years as a portfolio manager and research analyst, managing $600 million of individual trust and institutional client assets. As the senior fund manager, he directed the investments of three of the bank's Common Trust Funds, the Special Opportunity, Utility and Tangible Assets Funds. Murray Stahl also served as a member of the Equity Strategy Group as well as the Investment Strategy Group, which established asset allocation guidelines for the Private Bank division of Bankers Trust Company. Mr. Stahl was also deeply involved in new product development. If the transaction described at pages 1-4 above is completed, it is expected that Murray Stahl will be elected Chairman and Chief Executive Officer of FRM Corp.

         STEVEN BREGMAN co-founded Horizon Asset Management, Inc. in 1994 and is currently its President. Horizon is a New York State based research and investment management firm and Mr. Bregman's primary duties include analysis of business enterprises small and large for equity investment. If the transaction described at pages 1-4 above is completed it is expected that Mr. Bregman will be elected President and Chief Operating Officer of FRM Corp. From 1987 until he started Horizon in 1994 Steven Bregman was an Investment Officer in Bankers Trust Company's Private Clients Group, where he managed in excess of $600 million of equity and fixed income assets. At that bank he was one of a five manager group responsible for managing the bank's largest individual relationships and for setting equity investment guidelines for the Private Bank division of Bankers Trust Company. Steven Bregman served as a member of the Special Situations Equity Strategy Group and served in a variety of new product development projects. He has his BA degree in Economics from the City University of New York.

         The 34,200,000 shares of common stock of FRM Corp. expected to be sold after the spin-off distribution date described at pages 1-4 above, will be issued to the FRM Control Group as follows:

                  (i) 28,800,000 shares of common stock of FRM Corp. will be issued to Peter Doyle, as Voting Trustee of 8.1% of the issued and outstanding shares of Kinetics Asset Management Inc. ("Kinetics") and Murray Stahl (the "Stahl Bregman Group") for $2,880,000, payable as set forth below. The Stahl Bregman Group includes Murray Stahl, Steven Bregman, John Meditz, Peter Doyle, Catherine Bradford, Thomas C. Ewing and Katherine Ewing. That group will be in control of FRM Corp. and together with the persons named below are referred to herein as the "FRM Control Group". None of the seven persons in the Stahl Bregman Group are presently officers, directors or owners of as much as 5% of the outstanding common stock of FRM Corp. The 28,800,000 shares will be issued to the Stahl Bregman Group at the Closing but will be held in escrow and delivered as paid at the rate of ten cents ($.10) per share. The Stahl Bregman Group is obligated to pay to FRM Corp. the after tax amount (fixed at 54% of the dividend) of all dividends they receive from Kinetics until the total of $2,880,000 has been paid. Presently those dividends are in the range of $1,000,000 per annum ($540,000 after taxes) and as received (presently monthly) they must be paid to FRM Corp. in exchange for which shares of FRM Corp. will delivered by the escrow agent at the rate of $.10 per share. Based on the current rate of the Kinetics dividends the total paid to FRM over five years would be $2,700,000 but, for the reasons set forth in the next sentence, the Stahl Bregman Group expects the $2,880,000 to be paid to FRM in five years or less. The aforesaid installment payments may be higher or lower than the aforesaid rate depending on actual future dividends and the Stahl Bregman Group may make other payments in addition each month at its discretion but the payment based on the Kinetics dividend shall be obligatory until the fixed purchase is paid. The members of the Stahl Bregman Group have no obligation other than to pay the net dividends from Kinetics until the fixed purchase price is paid. The Stahl Bregman Group agrees that it will not divest itself of any part of its Kinetics shares or change the character of its ownership so as to reduce the pro-rata share of the dividends it currently receives from Kinetics without, as a condition thereof, paying toward the fixed purchase price of its FRM shares the after-tax proceeds of that part divested, as if the divestment had not occurred.

                  (ii) 3,600,000 shares of common stock of FRM Corp. will be issued to Lestar Partners, LLC, ("LPC") a New York Limited Liability Company owned by Lester Tanner, President and a director of FRM and MFC, together with members of his family, for $360,000 payable as set forth below. The 3,600,000 shares will be issued to LPC at the Closing but will be held in escrow and delivered as paid at the rate of ten cents ($.10) per share. LPC is obligated to pay to FRM Corp. in cash an amount equal to 12.5% of each payment made by the Stahl Bregman Group until the purchase price of $360,000 is paid.

                  (iii) 1,800,000 shares of common stock of FRM Corp. will be issued to Lawrence J. Goldstein at the Closing for $18,000 payable at the Closing. Mr. Goldstein is the General Partner of Santa Monica Partners, LP, a private fund which owns 200,000 shares of common stock of FRM Corp.


FORWARD-LOOKING STATEMENTS AND RISK FACTORS

         Some of the information in this Form 10, including the risk factors listed below, contain "forward looking statements" that involve risk and uncertainties. "Forward-looking statements" are those that relate to continuing business and the Company's future financial performance. In many cases, forward-looking statements can be identified by words such as: "anticipate", "believe", "continue", "estimate", "expect", "may", "plan", "potential", "predict", "should", "will", or the negative of such words and other comparable terminology that bespeak of the future rather than historical fact.

         Undue reliance should not be placed on these statements, which speak only as of the date that they were made. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this Form
10. The Company does not undertake any obligation to publicly update any revisions to forward-looking statements to reflect later circumstances or to reflect the occurrence of unanticipated events.

         The Company believes it is important to communicate its expectations to shareholders. However, there may be events in the future that management is not able to predict accurately or over which it has no control. The risk factors listed below, as well as any cautionary language in this Form 10 provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in the forward-looking statements.

RISK FACTORS

THE COMPANY INCURRED NET LOSSES OF $366,569, $692,280 AND $313,905 FOR THE FISCAL YEARS ENDED FEBRUARY 28, 1999, FEBRUARY 29, 2000 AND THE SIX MONTHS ENDED AUGUST 31, 2000, RESPECTIVELY, AND MAY NEVER BECOME PROFITABLE.

         There is a risk that the Company may never become profitable. In addition to the Company-wide net losses described above the Company's Medical Division has never been profitable and has reported negative cash flows from operating activities since it was formed by the Company in 1994. The results in the Company's Real Estate Division vary substantially from period to period depending on when a particular transaction closes and depending on whether the closed transaction is recognized for accounting purposes as a sale or reflected as a financing or deferred to a future period. The profitability of the Real Estate Division will depend on the availability of financing and the market for development and sales in upstate New York at Hunter and Goshen, areas which have lagged behind the general economy in New York City and the nation. The Company's new Capco Division is not expected to begin its operations until 2001 and will not contribute to the Company's net income, if at all, until later years because the Qualified Businesses in which it will invest will be in early stages of development and will have limited or no revenues.

THE COMPANY MAY LACK THE FINANCIAL RESOURCES NEEDED TO CONDUCT AND EXPAND ITS BUSINESS.

         The Company's Medical Division requires increased amounts of cash as its customer base expands in order to purchase the growing receivables from that base and realize net income in the division. The Company believes that its cash needs for this fiscal year will be met from an existing $500,000 credit line, the continued sale of real estate and available cash. Depending on the rate of growth of this division's business, the Company expects to require an increased credit line in the fiscal year beginning March 1, 2001 and if this does not become available from banks or other institutional lenders, it will have to pay interest rates higher than the prevailing prime rate. The existing credit line of $500,000 is from a related party and bears an annual interest rate at 5 1/2% above the current 9 1/2% prime rate, and it is prepayable only on six months prior notice. The business of the Company's Capco Division depends on its ability to raise capital from one or more insurance companies which can receive state income tax credit incentives for their investment in this New York State program. The Real Estate Division's real properties in Hunter, New York are owned free and clear of mortgages but further development, at any significant cost, has to be funded by asset-based financing and/or joint ventures with other developers. The profitability of the Company's interest in the real estate at Goshen, NY depends on whether the property is sold or developed by the Windemere Group.

THE COMPANY'S COMMON STOCK HAS NEVER BEEN PUBLICLY TRADED, THE PRICE MAY FLUCTUATE SIGNIFICANTLY AND A MARKET MAY NOT DEVELOP FOR ITS SHARES.

         There has never been a market for the common stock of MFC Development Corp. and trading on the NASDAQ Bulletin Board may not happen promptly or at all. An active trading market may not develop even if listed on the NASDAQ Bulletin Board or, if developed, may not be sustained.

BECAUSE THERE ARE A FEW SHAREHOLDERS WHO OWN MORE THAN 50% OF THE COMPANY'S COMMON STOCK, OTHER SHAREHOLDERS MAY HAVE NO EFFECTIVE VOTING POWER OR CONTROL OVER THE COMPANY'S AFFAIRS OR DECISIONS.

         After the distribution date of the spin-off, there will be six officers and directors of the Company who, together with one former director and one shareholder, hold just over 50% of the issued and outstanding shares of common stock (see page 16) and the other shareholders will effectively have no control over the Company's operations or future business decisions. The Company's management control over its affairs will include the power to (i) elect directors, (ii) appoint management and (iii) approve, without a shareholders' meeting or vote, any action that usually requires shareholder authorization, including the adoption of amendments to the certificate of incorporation and approval of mergers or sales of substantially all of the Company's assets.

BECAUSE THE COMPANY MAY, AT SOME TIME IN THE FUTURE, ISSUE ADDITIONAL SECURITIES, SHAREHOLDERS ARE SUBJECT TO DILUTION OF THEIR OWNERSHIP.

         Although the Company has no present intention to raise additional capital through the issuance of additional shares of common stock or convertible preferred stock, it may at some time in the future do so. Any such issuance would likely dilute shareholders' ownership interest in the Company and may have an adverse impact on the price of the Company's common stock. In addition shares of common stock issued upon exercise of the Company's presently outstanding options for 3,000 shares and future annual stock options for 1,500 shares to each non-employee director, who does not own as much as 5% of the Company's stock, will dilute the shareholders' ownership interest. The Company does not presently have a Stock Option Plan for key management personnel but plans to adopt one in the future and the exercise of options issued under such a plan will also dilute the shareholders' ownership interest.

GOVERNMENT REGULATIONS AND LEGAL UNCERTAINTIES MAY PLACE FINANCIAL BURDENS ON THE COMPANY'S BUSINESS.

         The Company's customers in the Medical Division are medical practitioners who are currently subject to federal and state laws and regulations directly affecting their practices, including the manner and extent of providing medical care, billing, collection and reimbursement requirements. Moreover new laws and regulations may be adopted which will adversely affect the customers of the Company as well as the Company's ability to be profitable on its business dealings with its customers. These factors may place additional burdens on the Company's business, decrease revenues from the Medical Division and impede its growth. The Company's Capco Division is, and will continue to be, subject to

New York State law requirements and a failure by the division to meet any of these requirements could subject the Capco to a material loss.


MARKET PRICES OF FRM CORP.'S COMMON STOCK

There has never been a public market for the Company's common stock. However, the Company's present parent company is FRM Corp. and its common stock commenced trading on the NASDAQ Bulletin Board after August 28, 1998 under the symbol FRMO. The following table sets forth the range of high and low bid quotations of FRM Corp. common stock for the periods set forth below, as reported by the National Quotation Bureau, Inc. Such quotations represent inter-dealer quotations, without adjustment for retail markets, markdowns or commissions, and do not necessarily represent actual transactions.


FISCAL PERIOD
                                                                                      COMMON STOCK
                                                                                      ------------
                                                                                HIGH BID         LOW BID
                                                                                --------         -------
1999

3rd Fiscal Quarter (9/1/98 - 11/30/98)                                           $3.75           $0.5625
4th Fiscal Quarter (12/1/98 - 2/28/99)                                           $1.875          $0.875


2000

1st Fiscal Quarter (3/1 - 5/31/99)                                               $1.375          $0.875
2nd Fiscal Quarter (6/1 - 8/31/99)                                               $1.0625         $1.75
3rd Fiscal Quarter (9/1/99 - 11/30/99)                                           $1.8125         $1.75
4th Fiscal Quarter (12/1/99 - 2/28/00)                                           $1.5625         $1.125

2001

1st Fiscal Quarter (3/1 - 5/31/00)                                               $2.5            $1.03125
2nd Fiscal Quarter (6/1 - 8/31/00)                                               $1.96875        $1.0456

The bid and asked quote on November 30, 2000 was $1.25 bid and $1.375 asked.


DIVIDENDS

No cash dividend has been paid by the FRM Corp. or the Company since their inception. The Company has no present intention of paying any cash dividends on its common stock. FRM Corp. had a stock split in 1998 on a 3 for 2 basis, which was accounted for as a common stock dividend of one share of common stock for every two shares of common stock owned of record on June 24, 1998. Holders of record on that date received the additional shares on July 14, 1998. FRM Corp. is spinning-off the common stock of the Company on the distribution date as described herein and that distribution will be accounted for as a dividend.


HOLDERS

As of November 1, 2000, there were approximately 1,100 holders of record of FRM Corp. common stock representing about 2,500 beneficial owners of its shares. There are no options or warrants to purchase common stock of FRM Corp. or the Company outstanding except for two options to purchase a total of 3,000 shares held by Allan Kornfeld, Chairman of the Company. The Company does not know of any shares of common stock of FRM Corp. that are held by any director, officer or holder of as much as 5% of the outstanding stock for sale pursuant to a filing under Rule 144 of the Securities Act. The Company has not agreed to register any common stock for sale under the Securities by any shareholder or the Company, the offering of which could have a material effect on the market price of the Company's common equity.

PRESENT BENEFICIAL OWNERSHIP OF COMMON SHARES

The table below is as of November 1, 2000 and shows the beneficial ownership of the FRM Corp. common stock by (i) each person who is the beneficial owner of more than 5% of the outstanding common shares, (ii) each executive officer and director, (iii) all executive officers and directors of the Company as a group and (iv) all of the nine shareholders as a group. After the spin-off distribution date said persons will own the same number of shares of the Company's common stock and the same percentage as shown below.

                                                         NUMBER OF COMMON SHARES         PERCENT
                                                            BENEFICIALLY OWNED           OF CLASS
                                                         -----------------------         --------
Seth Grossman (a)(b)                                              169,156                   9.4%

Victor Brodsky (b)                                                 22,400                   1.2%

Deborah Knowlton (b)                                                  150                    --

Allan Kornfeld (c)                                                    550                    --

David Michael (c)                                                  10,000                   0.6%

Anders Sterner (c)                                                  3,400                   0.2%

Lester Tanner(d)                                                  345,790                  19.2%

Jed Schutz (c)                                                    152,656                   8.5%

Santa Monica Partners, LP (c)                                     200,000                  11.1%

All executive officers and directors (7 persons)                  551,446                  30.6%

All nine shareholders above as a group                            904,102                  50.2%

---------------

         (a) Includes all shares owned by Seymour Grossman Pension Trust of which Seth Grossman is sole Trustee for the benefit of himself and his sister, Joy Testa Grossman, whose shares are included above.

         (b) The addresses of Seth Grossman, Victor Brodsky, and Deborah Knowlton is 271 North Avenue, Suite 520, New Rochelle, N.Y. 10801.

         (c) Allan Kornfeld has an option to purchase 1,500 shares of common stock at $1.625 per share expiring July 20, 2004 and 1,500 shares of common stock at $1.75 per share expiring July 20, 2005. His address is 5 Patterson Place, Newtown Square, PA 19073. The address of David Michael is 7 Penn Plaza, New York, N.Y. 10001. The address of Anders Sterner is 195 Adams Street, Brooklyn, N.Y. 11201. The address of Jed Schutz, a former director of FRM Corp., is 24 Borden Lane, East Hampton, N.Y. 11937. The address of Santa Monica Partners, L.P. is 1865 Palmer Avenue, Larchmont, N.Y. 10538.

         (d) Includes (i) shares owned by Tanner Gilbert P.C. Retirement Plan Trust, of which Mr. Tanner is the sole Trustee and beneficiary of the shares in his segregated account, (ii) the shares owned by Northwest Management Corp., of which Mr. Tanner is the President with the power to vote its shares which are owned by his two adult children, Jonathan Tanner and Shari Tanner Stack and
(iii) the shares owned by his wife, Dr. Anne-Renee Testa, the mother of Seth Grossman. Mr. Tanner's address is 99 Park Avenue, New York, NY 10016.


ITEM 2.    FINANCIAL INFORMATION


                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                      OF OPERATIONS AND FINANCIAL CONDITION

All statements contained herein that are not historical facts, including but not limited to, statements regarding future operations, financial condition and liquidity, expenditures to develop real estate owned by the Company, future borrowing, capital requirements and the Company's future development plans are based on current expectations. These statements are forward looking in nature and involve a number of risks and uncertainties. Actual results may differ materially. Among the factors that could cause actual results to differ materially are the following: changes in the business of the Company's medical provider clients, changes in the real estate and financial markets, and other risk factors described herein and in the Company's reports filed and to be filed from time to time with the Commission. The discussion and analysis below is based on the Company's Consolidated Financial Statements and related Notes thereto included herein and incorporated herein by reference.

OVERVIEW

MFC generates revenues from two business segments: real estate and medical. The real estate segment consists of various parcels of real estate, held for future development and sale, in which co-investors also have interests, and mortgage notes receivable on two properties that were previously sold. The medical segment consists of three Limited Liability Companies which act as service organizations for providers of medical services and a wholly-owned subsidiary, Medical Financial Corp., which purchases medical insurance claims receivable, paying cash to the medical provider in return for a negotiated fee.

Revenues in the real estate division vary substantially from period to period depending on when a particular transaction closes and depending on whether the closed transaction is recognized for accounting purposes as a sale or reflected as a financing or is deferred to a future period. On May 23, 2000 the Company committed to sell Wendcello Corp., the remaining subsidiary that operated in the food service division. On June 20, 2000 the Company completed the sale and received $1,575,000 in cash, resulting in a gain of approximately $381,000 that was recorded during the six months ended August 31, 2000. As a result of that sale and the sale of the Wendclark subsidiary in May 1999, the food service segment has been classified as discontinued operations and prior periods have been restated. The consolidated financial statements and the discussion below include the operations of the Company's parent, FRM Corp., as if the transfer of assets had occurred at the beginning of the periods presented.


RESULTS OF OPERATIONS

SIX MONTHS ENDED AUGUST 31, 2000 COMPARED TO SIX MONTHS ENDED AUGUST 31, 1999

The Company's revenues from continuing operations increased by $36,000 or 4%, for the six months ended August 31, 2000 ("2000") to $1,025,000 from $989,000 for the six months ended August 31, 1999 ("1999"). The increase in the six month period was a result of an increase in the medical division, offset by decreased revenues in the real estate division.

Revenue in the real estate division decreased by $218,000 to $162,000 for the six month period. The decrease in revenue in the six month period was due to a decrease of $142,000 in the sales of real estate in 2000 as compared to 1999. Rental income decreased by $5,000 in 2000 because rent is no longer being received on the properties that were sold during the remainder of fiscal 2000. The $71,000 decrease in interest from mortgages was attributable to a decrease in accrued interest income on the mortgage receivable from the property located in Goshen, NY. Interest is no longer being accrued on this mortgage because the annual interest payment that was due in February 2000 has not been paid.

The $253,000 net increase in revenues in the medical division for the six month period ended in 2000 was due to an increase in management fees, offset by a decrease of earned fees from the purchase of medical claims. The increase in management fees of $420,000 for the six months ended in 2000, was a result of the ownership, beginning in February 2000, of an MRI facility that provides management services to a finance client's radiology practice. Management fees were also generated, beginning in April 2000, from the management of a finance client's physical therapy practice. Two other finance client's practices were managed for a temporary period in 2000.

The increase in management fee income in 2000 was offset by a decrease of $167,000 in earned fees from the purchase of medical claims during the six month period. The decrease in earned fees for the six month period was due to a decrease in medical claims purchased in earlier periods, which resulted in a decrease in revenue recognition over the period of collections, which is usually six months. The decrease in claims purchased was due to the Company's decision to be more selective in the bill purchasing process. If the Company is more selective in the determining which bills to purchase, the collection process will be more efficient, since the insurance companies are less likely to delay or question certain procedures. This reduces the cost and time of the Company's collection effort for that batch and results in a more rapid collection of the advance and the fee.

Costs and expenses from continuing operations increased by $514,000, or 42%, for the six months ended in 2000, to $1,726,000 as compared to $1,212,000 for the same period ended in 1999. The net increase for the six months ended in 2000 was due to increases of $620,000 in the medical division, $15,000 in corporate expenses and $15,000 in depreciation and amortization, which were offset by decreases of $136,000 in the real estate division.

The decrease in costs and expenses in the real estate division in the six month period ended in 2000 was due to decrease in the amount of properties sold in 2000, which results in a decrease in the cost of sales. Operating expenses also decreased in 2000, after a portion of the Hunter property and all of the Brookfield property were sold during the last three quarters of fiscal 2000.

The costs and expenses in the medical division for the six month period ended in 2000 was $1,251,000. This was an increase of $620,000 for the six month period. The increases in 2000 was due to (i) a $109,000 increase in medical receivable expenses in the six month period and (ii) expenses of $511,000 in the six month period that is related to the three new subsidiaries that were formed in 2000 to manage the operations of certain medical practices.

The $109,000 increase in medical receivable expenses in the six month period is attributable to additional expenses incurred that were needed to properly service the existing and projected client base. These expenses included additional (i) staff and related employment costs, in part due to reclassifying a portion of executive salaries from corporate, part due to the hiring of additional employees and part due to annual salary increases, (ii) occupancy and office costs and (iii) marketing costs. The infrastructure of the company as established, can now service a greater number of clients than currently exists. This is necessary to efficiently service expected new clients with properly trained employees.

The increase in corporate expenses in the six month period ended in 2000 is primarily due to cost savings in shareholder reporting expenses. The increase in depreciation and amortization is attributable to additional depreciation as a result of increased capital expenditures in the medical division.

Interest expense for the six months ended 2000 was $14,000, a decrease of $18,000 from $32,000 in 1999. The decrease was attributable to the debt that was eliminated in 1999 when a portion of the proceeds from the sale of the Wendclark subsidiary was used to repay amounts that had been borrowed to finance the purchase of medical claims receivable

Income from discontinued operations for the six month period increased $106,000, to $399,000 in 2000. The increases in 2000 were primarily due to the gain of $381,000 from the sale of the Wendcello subsidiary in the six month period. The increase was offset by the profits from that subsidiary that were included in the entire 1999 period.

For the reasons noted above, most notably, the increase in income from discontinued operations, offset by the additional costs of the medical division in relation to its increase in recognized revenue, the Company experienced a net loss for the six month period in 2000 of $314,000 , compared to a profit of $30,000 in 1999 due to the loss in the medical division, offset by the increase in discontinued operations.

YEAR ENDED FEBRUARY 29, 2000 COMPARED TO YEAR ENDED FEBRUARY 28, 1999

The Company's revenues from continuing operations increased by $825,000 or 57%, for the year ended February 29, 2000 ("2000") to $2,283,000 from $1,458,000 for the year ended February 28, 1999 ("1999"). The increase was a result of increased revenues in the real estate division, offset by a decrease in the medical division.

Revenue in the real estate division increased by $834,000, to $1,250,000 in 2000. The increase in revenue was attributable to sales of real estate totaling $941,000, as compared to $41,000 in 1999. The sales in 2000 consisted of six condominium units at the Hunter, NY property for $403,000 and the two parcels of vacant land in Brookfield, CT for $538,000.

The $9,000 net decrease in revenues in the medical division in 2000 was due to a decrease in medical claims purchased in that period as compared to 1999. The decrease was due to a lesser amount of bills purchased due to the Company's decision to be more selective in the bill purchasing process. The net decrease was offset by fees in the amount of $20,000 that were generated from the ownership, beginning in February 2000, of an MRI facility that provides management services to a finance client's radiology practice.

Costs and expenses from continuing operations increased $1,366,000, or 72%, for the year ended in 2000, to $3,259,000 as compared to $1,893,000 for the year ended in 1999. The net increase for 2000 was due to increases of $818,000 in the real estate division, $478,000 in the medical division, $38,000 in corporate expenses and $32,000 in depreciation and amortization.

The increase of $818,000 in costs and expenses in the real estate division is attributable to cost of sales of the properties that were sold in the amount of $892,000, offset by a decrease in operating expenses of $74,000. The cost of sales of the Hunter property, which was $398,000, and the Brookfield property, which was $494,000, resulted in a total gain of $49,000. The decrease in operating expenses in 2000 was due to a greater amount of professional fees in 1999, which were incurred during the successful litigation regarding ownership rights of the Hunter property. In addition, there was a decrease in operating expenses after the Hunter and Brookfield properties were sold.

The costs and expenses in the medical division in 2000 was $1,533,000, an increase of $478,000 from 1999. The greatest component of the increase in 2000 was attributable to additional expenses incurred that were needed to properly service the existing and projected client base. These expenses included an additional $219,000 on staff and related employment costs and $40,000 on occupancy and office costs. The infrastructure of the company as established, can now service a greater number of clients than currently exists. This is necessary to efficiently service expected new clients with properly trained employees. In 2000, to provide additional services to finance clients, three new subsidiaries were formed to manage the operations of certain medical practices. These new subsidiaries, also referred to as management companies, incurred approximately $79,000 of start up costs in 2000. In addition, the reserve for bad debts was increased by $126,000 in 2000. The increase in reserves is due to three major insurance companies challenging the corporate structure of a significant client. Management has commenced additional collection procedures to mitigate the effect of this challenge. The Company may incur a bad debt loss when the portion of a medical claim collected does not exceed the advance (including the fee charged) given to the client. The Company also has other contractual rights to help minimize its risk of loss. The Company continually monitors the aging of the uncollected medical claims as it relates to its advances and establishes a reserve deemed adequate to cover potential losses.

The $38,000 increase in corporate expenses in 2000 is primarily due to additional professional fees incurred, offset by the reduction and stabilization of new costs in 1999 related to the initial registration of the Company's common stock pursuant to the Securities and Exchange Act of 1934 in 1998. The $32,000 net decrease in depreciation and amortization is attributable to the sale of the Wendclark subsidiary on May 14, 1999, offset by additional depreciation as a result of increased capital expenditures in the medical division.

Interest expense in 2000 was $42,000, a decrease of $17,000 from $59,000 in 1999. The decrease was attributable to the use of a portion of the proceeds from the sale of the Wendclark subsidiary in May 1999, to repay amounts that had been borrowed to finance the purchase of medical claims receivable.

Income from discontinued operations increased by $205,000, to $325,000 in 2000 from $120,000 in 1999. The net increase was due to (i) a $577,000 increase in revenues offset by a $544,000 increase in costs and expenses from the eight restaurants that operated in the Wendcello subsidiary, (ii) $96,000 gain on the sale of the Wendclark subsidiary and (iii) the increase in net income of $77,000 from the Wendclark subsidiary.

For the reasons noted above, most notably, the additional costs of the medical division, the Company experienced a net loss of $692,000 in 2000, which was $326,000 greater than the net loss of $366,000 in 1999.

YEAR ENDED FEBRUARY 28, 1999 COMPARED TO YEAR ENDED FEBRUARY 28, 1998

The Company's revenues from continuing operations decreased by $1,724,000, or 54%, for the year ended February 28, 1999 ("1999") to $1,458,000 from $3,182,000 for the year ended February 28, 1998 ("1998"). The decrease was a result of decreased revenues in the real estate division offset by increased revenues in medical division.

Revenues in the real estate division decreased by $1,993,000 from $2,409,000 in 1998 to $416,000 in 1999. The decrease was due to the lack of significant sales of real estate in 1999. Revenues increased in the medical division by $269,000, or 35%, in 1999 from $773,000 in 1998 to $1,042,000 in 1999. The growth in revenues was due to the increase in the medical insurance claims receivables that were purchased in the current period from existing and new customers.

Costs and expenses from continuing operations increased $33,000 or 2%, in 1999 to $1,893,000 from $1,860,000 in 1998. The net increase in 1999 was due to increases of $229,000 in the medical division and $231,000 in corporate expenses, which were offset by decreases in the real estate division of $384,000 and $43,000 in depreciation and amortization.

The decrease in the costs and expenses of the real estate division is attributable to the elimination of operating costs on the Granby property on which the sale was recognized in the fourth quarter of fiscal 1998 and the lack of costs on the sales of property in 1999. The 28% increase in costs and expenses in the medical division in 1999 as compared to 1998 was due to additional expenditures on staff and systems as a result of the 35% increase in revenues in 1999. The increase in corporate expenses from $183,000 in 1998 to $414,000 in 1999 is primarily due to the additional costs related to the initial registration of the Company's common stock pursuant to the Securities and Exchange Act of 1934 in the fourth quarter of fiscal 1998. The decrease in depreciation and amortization is attributable to the elimination of depreciation on the Granby property, the sale of which was realized in the fourth quarter of fiscal 1998.

Interest expense decreased by $183,000 from $242,000 in 1998 to $59,000 in 1999. The decrease, all of which was in the real estate division, is attributable to the elimination of the use of the financing method of accounting for the Granby property, which was offset by additional borrowings, the proceeds of which were loaned to the medical financial division. The medical division incurred $150,000 of interest expense, which was paid to the real estate division on inter-division debt that was used to finance the increase in the purchase of medical claims receivable. All inter-division interest and the related debt have been eliminated on the consolidated financial statements.

The provision for income taxes decreased by $107,000 from $113,000 in 1998 to $6,000 in 1999. The greater provision for taxes in 1998 was a result of the recognition of gain on the Granby property during that year.

Income from discontinued operations, which included the operations of the Wendclark and Wendcello subsidiaries, decreased by $198,000, to $120,000 in 1999 from $318,000 in 1998. The net decrease was due to a decrease in net income from these subsidiaries of $294,000, offset by the $96,000 gain on the sale of the Wendclark subsidiary in 1999. The decrease in net income in 1999 was attributable to decreased sales in certain restaurants, higher labor costs and start-up costs incurred as a result of the opening of a new restaurant.

For the reasons noted above, most notably being the lack of real estate sales, the Company sustained a net loss in the amount of $367,000 for the year ended February 28, 1999 as compared with net income of $1,408,000 for the year ended February 28, 1998.

LIQUIDITY AND CAPITAL RESOURCES

The Company's two continuing business activities and discontinued operations during the six months ended August 31, 2000 resulted in an increase of cash in the amount of $117,000.The Company's two continuing business activities and discontinued operations during the year ended February 29, 2000 resulted in an increase of cash in the amount of $338,000, to $581,000 in 2000 from $243,000 in 1999. The Company expects growth of its medical division to increase based on its on-going negotiations with prospective new clients which are expected to be obtained in the next few months. These prospective clients will result in an increase in the amount of cash needed to purchase their medical insurance claims receivable. The funds for those needs are expected to be provided from the remainder of the $1,575,000 in proceeds (less repayments of $420,000 of related party debt) that were received from the sale of Wendcello Corp., the remaining subsidiary in the now discontinued food service division, which occurred in June 2000. The loss of the cash flow that was provided from the food service division should eventually be replaced by the anticipated profits that will be generated from the use of the sale proceeds to purchase additional medical insurance claims receivable. As a result of the sale of Wendcello, $125,000 of current debt was eliminated, improving the Company's working capital and debt-equity ratio. Additional funds may be provided for from financing activities such as additional asset-based borrowing facilities on the Company's mortgages and accounts receivable and the sale of real estate assets.

The real estate division is not expected to be a significant user of cash flow from operations, due to the elimination of carrying costs on the real estate that was sold during the year ended February 29, 2000 and the six months ended August 31, 2000. The Company's real estate assets in Hunter, NY are owned free and clear of mortgages. Further development of this property, at any significant cost, is expected to be funded by the sale of property in Hunter or asset-based financing. The mortgage receivable on the Goshen, NY property does not call for principal payments until February 28, 2002, however, interest payments in the amount of $30,000 are due annually. The annual payment that was due on February 29, 2000 has not been paid, which resulted in the suspension of interest being accrued.

The Company believes that its present cash resources and the cash available from financing activities will be sufficient on a short-term basis and over the next 12 months to fund continued expansion of its medical financing business, its company-wide working capital needs and expected investments in property and equipment. The Company intends to pace its growth in the medical division to its capacity to provide the funds internally and from its financing activities.

Cash used by operations during the six months ended August 31, 2000 was $474,000, as compared to $122,000 being used in the same period in 1999. The $352,000 increase in the use of cash in 2000 was due to a net loss for the six months ended in 2000 of $314,000 (net of $381,000 gain on sale of subsidiary) as compared to a net profit of $30,000 (includes gain on sale of subsidiary of $96,000) in 1999, a decrease in the sale of real estate, which resulted in a decrease in collections of $130,000, offset by fluctuations in operating assets and liabilities (including net assets of discontinued operations) primarily caused by timing differences.

Cash provided by operations for the year ended in 2000 was $117,000, as compared to $479,000 being used in 1999. The $596,000 increase in 2000 was due to $845,000 of proceeds from the sale of real estate, offset by a $325,000 (net of $381,000 gain on sale of subsidiary) increase in the net loss for the year and fluctuations in operating assets and liabilities (including net assets of discontinued operations) primarily caused by timing differences.

Cash provided by investing activities was $636,000 in for the six months ended in 2000 as compared with $1,273,000 being provided in 1999. The net decrease of $637,000 was primarily due to the increase in medical insurance claims receivable (net of amounts due to finance customers for payments of residual collections) by $851,000 in 2000, compared to a $351,000 decrease in 1999. The increase in 2000 was attributable to a greater amount of bills purchased, beginning during the month of May from new clients. The use of cash by the medical division was offset by an increase of $600,000 from discontinued operations, resulting from the sale of the Wendcello subsidiary in June 2000.

Cash provided by investing activities was $1,080,000 for the year ended in 2000 as compared with $770,000 being used in 1999. The net increase of $1,850,000 was primarily due to the $975,000 proceeds from the sale of the Wendclark subsidiary. In the medical division, a decrease of medical insurance claims receivable (net of amounts due to finance customers for payments of residual collections) by $316,000 in 2000, compared to a $726,000 increase in 1999. The decrease in the medical claims receivable was attributable to a lesser amount of bills purchased due to the Company's decision to be more selective in the bill purchasing process and an increase in collection effectiveness as a result of the additional costs and expenses in the medical division. Loans receivable in the medical division increased by

$98,000 in 2000 compared to no change in 1999.

Net cash used by financing activities was $46,000 for the six months ended in 2000 as compared with $850,000 being used in 1999. The $804,000 decrease in 2000 was primarily due to the repayment of the related party credit line in the amount of $775,000 and other related party debt of $147,000 in 1999, offset by the use of $28,000 used to purchase and acquire treasury stock in 2000.

Net cash used in financing activities was $859,000 in 2000 as compared with $401,000 being provided in 1999. The $1,260,000 decrease in 2000 was primarily due to the borrowing in 1999 and repayment in 2000 of the related party credit line.

                     MFC Development Corp. and Subsidiaries
                      Selected Consolidated Financial Data

                                                     Six Months Ended
                                              --------------------------
                                               August 31,    August 31,
                                                 2000          1999
                                              -----------   -----------
                                                     (Unaudited)
Income Statement Data:

Total Revenue                                 $ 1,025,259   $   989,296
Costs and expenses                              1,725,801     1,212,450
                                              -----------   -----------

(Loss) income from operations                    (700,542)     (223,154)
Interest (expense) net of interest income          (2,189)      (29,318)
                                              -----------   -----------

 (Loss) income from continuing
  operations before provision for
  income taxes and extraordinary item            (702,731)     (252,472)
Provision for income taxes                         10,202        10,298
                                              -----------   -----------

(Loss) income from continuing operations         (712,933)     (262,770)
Income from discontinued operations, net
  of taxes (including gain on sale of sub-
  sidiary of $381,152 in 2000 and $96,303
  in 1999                                         399,028       292,523
                                              -----------   -----------

(Loss) income before extraordinary items         (313,905)       29,753
Extraordinary income net of taxes                    --            --
                                              -----------   -----------

Net (loss) income                             $  (313,905)  $    29,753
                                              ===========   ===========

(Loss) earnings per common share:

(Loss) income from continuing operations      $     (0.39)  $     (0.14)
 Income from discontinued operations                 0.22          0.16

                                              -----------   -----------
(Loss) income before extraordinary items            (0.17)         0.02
 Extraordinary income net of taxes                   --            --
                                              -----------   -----------

Basic and diluted earnings
   (Loss) income per common share             $     (0.17)  $      0.02

                                              ===========   ===========

Number of shares used in computation of
  of basic and diluted earnings per share       1,814,404     1,816,462
                                              ===========   ===========

                                                                         Fiscal Year Ended
                                              ------------------------------------------------------------------------
                                              February 29,   February 28,   February 28,   February 28,   February 29,
                                                  2000           1999            1998           1997        1996
                                              ------------   ------------   ------------   ------------   ------------

Income Statement Data:

Total Revenue                                 $ 2,283,267    $ 1,457,690    $ 3,182,249    $ 1,036,149    $   546,359
Costs and expenses                              3,258,798      1,893,223      1,859,984      2,252,700        711,202
                                              -----------    -----------    -----------    -----------    -----------

(Loss) income from operations                    (975,531)      (435,533)     1,322,265     (1,216,551)      (164,843)
Interest (expense) net of interest income         (27,636)       (44,874)      (210,779)      (129,463)        25,644
                                              -----------    -----------    -----------    -----------    -----------

 (Loss) income from continuing
  operations before provision for
  income taxes and extraordinary item          (1,003,167)      (480,407)     1,111,486     (1,346,014)      (139,199)
Provision for income taxes                         14,328          5,676        112,937        (16,161)        33,189
                                              -----------    -----------    -----------    -----------    -----------

(Loss) income from continuing operations       (1,017,495)      (486,083)       998,549     (1,329,853)      (172,388)
Income from discontinued operations, net
  of taxes (including gain on sale of sub-
  sidiary of $381,152 in 2000 and $96,303
  in 1999                                         325,215        119,514        317,868         70,844        (54,584)
                                              -----------    -----------    -----------    -----------    -----------

(Loss) income before extraordinary items         (692,280)      (366,569)     1,316,417     (1,259,009)      (226,972)
Extraordinary income net of taxes                    --             --           91,674           --             --
                                              -----------    -----------    -----------    -----------    -----------

Net (loss) income                             $  (692,280)   $  (366,569)   $ 1,408,091    $(1,259,009)   $  (226,972)
                                              ===========    ===========    ===========    ===========    ===========

(Loss) earnings per common share:

(Loss) income from continuing operations      $     (0.56)   $     (0.27)   $      0.55    $     (0.73)   $     (0.09)
 Income from discontinued operations                 0.18           0.07           0.17           0.04          (0.03)

                                              -----------    -----------    -----------    -----------    -----------
(Loss) income before extraordinary items            (0.38)         (0.20)          0.72          (0.69)         (0.12)
 Extraordinary income net of taxes                   --             --             0.05           --             --
                                              -----------    -----------    -----------    -----------    -----------

Basic and diluted earnings
   (Loss) income per common share             $     (0.38)   $     (0.20)   $      0.77    $     (0.69)   $     (0.12)

                                              ===========    ===========    ===========    ===========    ===========

Number of shares used in computation of
  of basic and diluted earnings per share       1,816,462      1,816,462      1,816,462      1,816,462      1,816,462
                                              ===========    ===========    ===========    ===========    ===========


                                           As of                                         As of
                              --------------------------  ------------------------------------------------------------------------
                               August 31,    August 31,   February 29,  February 28,   February 28,   February 28,    February 29,
                                 2000           1999          2000          1999           1998           1997            1996
                              -----------   -----------   ------------  ------------   ------------   ------------    ------------
                                     (Unaudited)
Balance Sheet Data:

Working Capital               $ 2,331,079   $ 1,649,448   $ 1,531,120   $ 1,471,640    $ 1,645,273    $ 1,591,581     $  (359,404)
                              ===========   ===========   ===========   ===========    ===========    ===========     ===========

Total Assets                  $ 8,989,949   $ 9,235,088   $ 8,778,756   $10,483,028    $ 9,771,636    $10,524,057     $ 7,985,191
                              ===========   ===========   ===========   ===========    ===========    ===========     ===========

Long-term debt                $    86,974   $    35,133   $    24,655   $   799,480    $   385,177    $ 3,036,466     $   100,000
                              ===========   ===========   ===========   ===========    ===========    ===========     ===========

Common Shareholders' equity   $ 4,343,672   $ 5,407,945   $ 4,685,912   $ 5,378,192    $ 5,745,076    $ 4,336,985     $ 5,606,310
                              ===========   ===========   ===========   ===========    ===========    ===========     ===========

Book value per share          $      2.39   $      2.98   $      2.58   $      2.96    $      3.16    $      2.39     $      3.09
                              ===========   ===========   ===========   ===========    ===========    ===========     ===========

Common shares outstanding       1,814,404     1,816,462     1,816,462     1,816,462      1,816,462      1,816,462       1,816,462
                              ===========   ===========   ===========   ===========    ===========    ===========     ===========


(a) Common shares outstanding for all periods have been restated to give effect to a stock dividend declared on May 14, 1998.

(b) During fiscal year ended February 29, 2000, the Company disposed of its interest in Wendclark Corp.

(c) During the nine months ended August 31, 2000, the Company disposed of its interest in Wendcello Corp.

ITEM 2 (CONTINUED) QUANTITATIVE AND

QUALITATIVE DISCLOSURES OF MARKET RISK

         The Company's market risk arises principally from the interest rate risk related to its receivables. Interest rate risk is a consequence of having fixed interest rate receivables. The Company is exposed to interest rate risk arising from changes in the level of interest rates. It is anticipated that the fair market value of debt with a fixed interest rate will increase as interest rates fall and the fair market value will decrease as interest rates rise.


ITEM 3.   PROPERTIES

         In addition to the real property held for development and sale as set forth in Item 1 above, MFC lease its offices in New Rochelle, New York, under a lease expiring on February 28, 2007. All of the space leased by the Company is leased from an unaffiliated third party.

            MFC leases a medical office under two separate leases in Brooklyn, NY, where it provides management services for a medical practice that is also a finance client. These leases expire March 31, 2001 and October 31, 2002.

            MFC leases an MRI facility in Garden City South, NY, where it provides MRI and management services for a radiology practice that is also a finance client. This lease expires February 28, 2005, with a five year renewal option.


Item 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         The table below is as of November 1, 2000 and shows the beneficial ownership of the Company's Common Shares by (i) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding Common Shares (the Company's only class of voting securities), (ii) each executive officer and director and (iii) all executive officers and directors of the Company as a group.

                                                                Number of
                                                              Common Shares
                                                               Beneficially             Percent of
                                                                  Owned                    Class
                                                              -------------             ----------
Seth Grossman (a) (b)                                             169,156                   9.4%
Victor Brodsky (b)                                                 22,400                   1.2%
Deborah Knowlton (b)                                                  150                   0.0%
Allan Kornfeld (c)                                                    550                   0.0%
David Michael (c)                                                  10,000                   0.6%
Anders Sterner (c)                                                  3,400                   0.2%
Lester Tanner (d)                                                 345,790                  19.2%
Jed Schutz (c)                                                    152,656                   8.7%
Santa Monica Partners (c)                                         200,000                  11.1%


All executive officers and directors (7 persons)                  551,446                  30.6%


         (a) Includes all shares owned by Seymour Grossman Pension Trust of which Seth Grossman is sole Trustee for the benefit of himself and his sister, Joy Testa Grossman, whose shares are included above.

         (b) The addresses of Seth Grossman, Victor Brodsky, and Deborah Knowlton are 271 North Avenue, Suite 520, New Rochelle, NY 10801.

         (c) Allan Kornfeld has an option to purchase 1,500 shares of common stock at $1.625 per share expiring on July 20, 2004 and 1,500 shares at $1.75 per share expiring on July 20, 2005. His address is 5 Patterson Place, Newtown Square, PA 19073. The address of David Michael is 7 Penn Plaza, New York, NY 10001. The address of Anders Sterner is 195 Adams Street, Brooklyn, NY 11201. The address of Jed Schutz, is 24 Borden Lane, East Hampton, NY 11937. The address of Santa Monica Partners, 1865 Palmer Avenue, Larchmont, NY 10538.

         (d) Includes (i) shares owned by Tanner Gilbert P.C. Retirement Plan Trust, of which Mr. Tanner is the sole Trustee and beneficiary of the shares in his segregated account, (ii) the shares owned by Northwest Management Corp., of which Mr. Tanner is the President with the power to vote its shares which are owned by his two adult children, Jonathan Tanner and Shari Tanner Stack and (iii) the shares owned by his wife, Dr. Anne-Renee Testa, the mother of Seth Grossman. Mr. Tanner's address is 99 Park Avenue, New York, NY 10016.

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS.


DIRECTORS


The directors of the Company until the next annual meeting of shareholders on July 19, 2001 are the following five persons:

--------------------------------------------------------------------------------

SETH GROSSMAN
Age:                       33

Director Since:            January 1994

Principal Occupation:      Chairman and CEO of Panacea Medical Services

Recent Business
         Experience:       Mr. Grossman was the President and CEO of FRM Corp.
                           and PSI Food Services Corp. from January 1, 1998 to
                           August 1, 2000. He is a director of M & A London,
                           LLC, of New York, NY, which provides corporate development services to mid-range public and private companies. In 1991, Mr. Grossman founded a transportation company, which he sold in 1994.

--------------------------------------------------------------------------------

ALLAN KORNFELD
Age:                       63

Director Since:            November 1996

Principal Occupation:      Independent consultant on financial matters

Recent Business
         Experience:       Mr. Kornfeld is a certified public accountant and
                           attorney. He was an accountant and audit partner at Ernst & Young from 1960-1975, a comptroller, Vice
                           President and Senior Vice President of Ametek, Inc.
                           (NYSE) from 1975-1986 and then Chief Financial
                           Officer and Executive Vice President of Ametek from
                           1986-1994. Mr. Kornfeld is a director of M & A
                           London, LLC and has been Chairman of the Board of FRM
                           Corp. from March 1, 1998 to date and of PSI Food
                           Services

                           Corp., from March 1, 1998 until its name was changed to MFC Development Corp. where he has continued to be Chairman to date.

--------------------------------------------------------------------------------

DAVID MICHAEL
Age:                       63

Director Since:            May 23, 2000

Principal Occupation:      President of David Michael & Co., P.C., Certified
                           Public Accountants

Recent Business
           Experience:     Mr. Michael has been a certified public accountant
                           practicing as a partner in independent public accounting firms for more than 25 years and as the President of David Michael & Co., P.C. since 1983. He is a director of the Del Global Technologies Corp.
                           (NASDAQ: DGTC) since 1986.

--------------------------------------------------------------------------------

ANDERS STERNER
Age:                       57

Director Since:            May 23, 2000

Principal Occupation:      President of Of-Counsel Systems, consultants in
                           computer applications

Recent Business
            Experience:    Mr. Sterner has his Bachelor's and Law degrees from
                           Yale University. He was admitted to the bar in 1970 and practiced as an associate with two Wall Street law firms. In 1976 he was a founding partner at the law firm of Tanner Propp Fersko & Sterner from which he retired in 1992 to form Of-Counsel Systems, which is engaged in computer applications in the legal field.

--------------------------------------------------------------------------------

LESTER TANNER
Age:                       77

Director Since:            May 21, 1999

Principal Occupation:      President of FRM Corp. since August 1, 2000,
                           President of MFC since August 9, 2000 and a partner at Tanner Propp,

                           LLP, a law firm in New York, N.Y.

Recent Business
           Experience:     Mr. Tanner has practiced law as a partner in his law
                           firm for more than 30 years with a concentration in corporate, real estate and financial matters.

OFFICERS

The executive officers of the Company until the next annual meeting of the Board of Directors on July 19, 2001 are:

      Chairman of the Board.........................................Allan Kornfeld
      President and CEO.............................................Lester Tanner
      Vice President and CFO........................................Victor Brodsky
      Secretary, Treasurer..........................................Deborah Knowlton

Victor Brodsky, 42, has been Vice President and Chief Financial Officer of PSI Food Services Corp. from April 8, 1998 until its name was changed to MFC and since then to the present date. He is a certified public accountant and for the period 1982-1998 he was a Manager at the CPA firm of Michael & Adest. Deborah Knowlton, 49, has been Secretary, Treasurer of PSI Food Services Corp. (and MFC after the name change) from February 28, 1997 to date. For 8 years prior thereto Ms. Knowlton was the office manager of Somersault, Inc., a distributor of watches.


MEETINGS AND COMMITTEES

         Since the last annual meeting of shareholders on July 20, 2000, the Board of Directors held three meetings. The Board of Directors has a standing Executive Committee, Audit Committee and Compensation Committee.

         The Executive Committee exercises the authority of the Board of Directors in the management of the business of the Company at such times as the full Board of Directors is unavailable. The Executive Committee, which met twice in 2000 currently consists of Messrs. Tanner (Chair), Kornfeld and Sterner.

         The functions of the Audit Committee are to recommend to the Board of Directors' independent public accountants to audit the Company's books and records, to consult with these accountants concerning the scope of their audit, to analyze their reports and recommendations and to review internal audit procedures and controls. The Audit Committee met twice in 2000 and currently consists of Messrs. Kornfeld (Chair), Michael and Sterner.

         The Compensation Committee reviews the compensation, benefits and stock options for the Company's executive and key personnel and makes recommendations to the Board of Directors. The Compensation Committee, which met twice in 2000, currently consists of

Messrs. Michael (Chair), Kornfeld and Grossman.

         The five directors in office, since May 23, 2000 when David Michael and Anders Sterner were elected, attended all meetings of the Board and Committees of the Board on which they served.


ITEM 6.         EXECUTIVE COMPENSATION

         The table below shows for the three Fiscal Years ended February 29, 2000, and February 28, 1999, and 1998, compensation paid by MFC, including salaries, bonuses and certain other compensation, to the following executive officers of the Company in those periods:

Name and Principal Position
                            Fiscal Year     Salary            Bonus          Other Annual
                            Ended 2/28         $               $            Compensation (a)
                            -----------     ------            -----         ----------------
Seth Grossman,                 2000         117,500             --              $10,000
   President and CEO           1999         110,000             --               10,000
                               1998          36,000             --                   --

Victor Brodsky                 2000         107,500            20,000            10,000
  Vice President and CFO       1999          79,577            20,000             8,846
                               1998

Kenneth Fuld                   2000          60,800             --                6,600
   President, Medical          1999         100,000             --               10,000
   Financial Corp.             1998         100,000             --                   --

----------

         (a) The amounts in this column represent automobile allowances and certain unaccountable and reasonable expense allowances.

EMPLOYMENT AGREEMENTS

         The Company has no present employment agreements with any officer but intends to consider the following compensation policy for the current fiscal year for them and other key employees.

COMPENSATION POLICY

         The Company's compensation package for Lester Tanner and Victor Brodsky and other key employees are expected to consist of three elements: (1) base salary, (2) annual bonus compensation and (3) long-term incentive in the form of stock options.

         Each element of compensation has a different purpose. Salary and bonus payments are discretionary with the Board of Directors and are designed to reward current and past performance. Stock options are designed to provide strong incentive for superior long-term performance and are directly linked to shareholders' interests because the value of the awards will increase or decrease based upon the future price of the Common Shares.

         Base compensation of each executive officer is determined by the Board of Directors consistent with the executive's office, period of incumbency and level of responsibility. For Fiscal 2001, the fiscal year ending February 28, 2001, the Board has fixed the base annual compensation for Mr. Brodsky at $122,500 and for Mr. Tanner (7 months) at $84,000 plus an automobile allowance of $10,000 for each of them and indicated that the Board will consider an appropriate bonus, if any, based on the factors indicated below.

         The Company's executive compensation policy emphasizes performance-based compensation. Accordingly, a significant percentage of annual compensation may consist of bonus compensation. This ensures that compensation paid to an executive reflects the individual's specific contributions to the success of the Company. Bonus compensation is determined on the basis of the directors' subjective assessment of an executive's performance, the Company's performance and each individual's contribution thereto. Bonus compensation is not based on any specific formula.

         The Company plans to adopt a Stock Option Plan, if and when its shares of common stock are listed on NASDAQ, designed to retain the services of persons now holding key positions and to secure the services of persons capable of filling such positions. This would include key management personnel as well as the executive officers. From time to time, stock options may be awarded which, under the terms of the Stock Option Plan, will permit the employee to purchase Common Shares at not less than the fair market value of the Common Shares on the date of grant. The extent to which the employee realizes any gain is, therefore, directly related to increases in the price of the Common Shares and hence, shareholder value, during the period of the option. Options granted to employees will become exercisable at the rate of 20% per year, commencing one year after the date of grant. The amount of stock options awarded to an employee is not based on any specific formula, but rather on a subjective assessment of the executive's performance and the Company's performance by the Board of Directors.

         The Company believes that, as it grows, its compensation program will enable it to attract, motivate and retain senior management by providing a competitive total compensation opportunity based on performance.

COMPENSATION OF DIRECTORS

         Directors who are also employees of the Company (at present, only Mr. Tanner is an employee) will receive no remuneration for services as a member of the Board or any committee of the Board. Each director who is not an employee receives $500 for each meeting of the Board and each meeting of a Committee of the Board that he attends except that the Chairman of the Board, Allan Kornfeld since March 1, 1998, received $10,000 per annum (increased to $12,500 per annum as of June 1, 2000) as a director in addition to the compensation for attending meetings and the options described below in this paragraph. In addition, each non-employee director, who does not own as much as 5% of the Company's stock, is automatically granted a five year option to purchase 1,500 shares of common stock on the date on which the annual meeting of the Company's shareholders is held each year if he or she is re-elected at that meeting, beginning in 1999. The purchase price of the common stock covered by such options is the mean between the high bid and low asked price at the close of trading on the date of grant. As yet no options have been granted to any employee or director other than Allan Kornfeld who received options for 1,500 shares each at $1.625 per share expiring July 20, 2004 and 1,500 shares at $1.75 each expiring July 20, 2005.

INDEMNIFICATION

         The Company maintains an indemnification insurance policy covering all directors and officers of the Company and its named subsidiaries. No claims have been made and no payments were received under the Company's indemnification insurance. See also Item 12 herein.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         Lester Tanner, a director and President of the Company, is President of Northwest Management Corp. with power to vote its shares which are owned by his two adult children, and that corporation had given the Company a $785,000 secured line of credit pursuant to which the Company could borrow at an interest rate of 12% per annum on a self amortizing basis to October 2003, prepayable by the Company at any time. At February 29, 2000 there were no amounts outstanding on the line of credit. At February 28, 1999, $781,483 was outstanding on the line of credit. Interest expense was $51,748 and $19,723 for the years ended February 28, 1999 and 2000, respectively. In June 2000 that line of credit was terminated after the then outstanding balance of $200,000 was paid. On October 31., 2000 NWM Capital, LLC ("NWM") which is owned by Northwest Management Corp., Lester Tanner and members of his family, gave the Company a $500,000 secured line of credit pursuant to which the Company may borrow up to that amount at an interest rate of 1 -1/4% per month. Commencing October 31, 2002 the Company will amortize any outstanding principal balance at the rate of $34,000 per month with any remaining balance payable at October 31, 2003, the maturity date. The advances may be prepaid by the Company before October 31, 2003 at any time on six months prior notice without any prepayment charge or penalty. The borrowings are secured by accounts receivable purchased by the Company with the advances made by NWM and by the second mortgage owned by the Company on the Granby property. At November 30, 2000, $258,000 was outstanding on the line of credit and interest expense through November 30, 2000 was $1,863.

         Northwest Management Corp. is in the real estate business and makes loans secured by real estate and/or accounts receivable. One of its shareholders, Shari Stack, the daughter of Lester Tanner, is a 24% owner of the limited liability company which owns the building at East Granby, Connecticut (the "Landlord"). Northwest Management Corp. has indemnified the Company for any liability the Company may have in the period from September 1, 2002 to February 28, 2006 under a lease made by the Company with the Landlord for the office space in East Granby, Connecticut which is presently vacant and being offered for rental under a lease for seven years. The Landlord has released the Company from any liability through August 31, 2002. Northwest Management Corp. has the risk and benefit of obtaining a new tenant and, with the Landlord, is seeking to rent the office space for a term ending on or after February 28, 2006, in which event the Company's liability to the landlord would be terminated, as well as Northwest Management Corp.'s indemnification agreement.

         In February 1999, a related partnership, whose partners are Seth Grossman and Lester Tanner, directors, of the Company, committed to loan until March 15, 2001 an investment portfolio then valued at $300,000 to the Medical Financial Corp. subsidiary. This investment portfolio was held in escrow and was used as collateral for the purpose of obtaining margin loans. All risks and rewards of the investment portfolio passed to the related party. Medical Financial Corp. could borrow up to the maximum margin of the investment portfolio balance. Between March 1, 1999 and August 31, 1999 the Company used margin loans totaling $120,000. No margin loans were outstanding between September 1, 1999 and April 30, 2000. The margin loans bear interest at a variable rate based on market condition set at the discretion of the investment brokerage. A fee is payable monthly to the related party at the rate of 5% per annum on the value of the investment escrow account. No fees or interest were paid for the year ended February 28, 1999. A total of $15,431 of fees and interest were paid for the year ended February 29, 2000. The margin loan of $170,000 was fully repaid on June 21, 2000 and the facility was terminated on June 30, 2000

         During the year ended February 28, 1999, the Company borrowed at various times a total of $60,000 from Seth Grossman and Kenneth Fuld, directors of the Company. These loans were payable on demand and carried interest at the rate of 12% per annum. $25,000 was repaid on these loans in March 1999 and $35,000 was repaid in June 1999. Interest expense on these loans for the years ended February 28, 1999 and 2000 were $1,202 and $1,029 respectively. The Company borrowed $50,000 from Seth Grossman in June 2000 which was repaid in the same month with interest of $263.

         It is management's opinion that these transactions would have been at the same terms had Lester Tanner, Seth Grossman and Kenneth Fuld not been directors of FRM Corp. at the time they took place.


ITEM 8.   LEGAL PROCEEDINGS

None.


ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND

RELATED STOCKHOLDER MATTERS.


         MFC is unaware of any significant transfers of its common stock, sales or trading since the Board of Directors of FRM Corp. approved the distribution to the shareholders. The Company does not know of anyone making a market for its common stock. After this application has been reviewed by the SEC, the Company plans to send this Form 10 to its shareholders and to seek market makers, preliminary to its application to list the common stock for trading on the NASDAQ Bulletin Board.

         The Company has obtained a CUSIP number for its common stock and has contacted NASDAQ to begin the procedure for listing the common stock on NASDAQ Bulletin Board, as a result of which the trading symbol MFCDV has been assigned to the Company. The Company believes its common stock will be so listed after the distribution date but there is no assurance when or if this will occur.

         The Company has never paid dividends on the common stock and there is no present intention to do so in the foreseeable future.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

None.


ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

         The authorized capital stock of the Company consists of 42,000,000 shares, of which, 40,000,000 are shares of common stock, $.001 par value and 2,000,000 shares are preferred stock, $.001 par value. The common stock are the securities to be registered. There are issued and outstanding 1,800,000 shares of common stock to be released to shareholders in connection with the distribution described in Item 1.

         COMMON  STOCK

                  Subject to any prior rights of the Company's preferred shareholders, MFC's common shareholders are entitled:

                  - to receive dividends as are declared by MFC's Board of Directors out of funds legally available; and

                  - to full voting rights, each share being entitled to one vote.

         The MFC Board of Directors may issue additional authorized shares of MFC common stock without shareholder approval. MFC common shareholders do not have any cumulative rights or any preemptive rights to subscribe for additional securities that MFC may issue without obtaining shareholder consent. Subject to any prior rights of the holders of any MFC preferred stock then outstanding, in the event of liquidation, dissolution, or winding up of the company, MFC common shareholders would be entitled to receive, on a pro rate basis, any assets distributable to shareholders in respect of shares held by them.

PREFERRED STOCK

The MFC certificate of incorporation authorizes the issuance by MFC of up to 2,000,000 shares of MFC preferred stock, none of which was issued and outstanding as of November 9, 2000. The MFC Board of Directors may issue its preferred stock without obtaining shareholder consent in one or more series at a time or times and for consideration or considerations as its Board of Directors may determine. The Board of Directors is authorized by the MFC certificate of incorporation to provide at any time for the issuance of MFC preferred stock with the rights, preferences, and limitations as established by the Board.


ITEM 12.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Pursuant to Article VII of the Company's By-Laws MFC will indemnify its directors, officers, employees and agents to the extent allowed by Section 145 of the General Corporation Law of the State of Delaware (the "Indemnitee").
Section 145 authorized MFC to indemnify any person who is a party to an action by reason of the fact of being a director, officer, employee or agent of MFC against expenses (including attorneys' fees) judgments, fines and amounts paid in settlement if said person acted in good faith and in a manner he reasonable believed to be in or not opposed to the best interests of MFC. Accordingly MFC shall, and is obligated to, indemnify and advance the expenses of the Indemnitee in every situation where MFC has made the determination that the Indemnitee has acted in good faith and in a manner such Indemnitee reasonably believed to be in or not opposed to the best interests of the Company. The statute and MFC's indemnification also covers any criminal action or proceeding if the Indemnitee did not have reasonable cause to believe that such Indemnitee's conduct was unlawful.

         See the text of Article VII in the By-laws filed as an Exhibit herein.


ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         All financial statements required by Regulation S-X and the supplementary financial information required by Item 302 of Regulation S-K has been furnished by the Company's independent accountants and is included in the financial statements listed in Item 15 and filed as part of this registration statement.


ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND

FINANCIAL DISCLOSURE.

         MFC has had the same independent accountants since February 28, 1998 and there have been no disagreements with them on accounting or financial matters.


ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

         (a)      Financial Statements

                  The response to this portion of Item 15 is submitted as a separate "Index to Financial Statements and Schedules" which precedes the Independent Auditor's Report herein.

         (b) Exhibits: Exhibits 3.01 and 3.03 were filed with Form 10 on October 2, 2000. Exhibits 21.01, 27.01 and 27.02 were filed with Amendment No. 1 on November 20, 2000. The additional
                  Exhibit 5.01 is being filed with this Amendment No. 2

Exhibit
Number            Description
------            ----------------------------------------------------------------------
  3.01            Amended Certificate of Incorporation of the Company.   *
  3.03            Amended By-Laws of the Company.  *
  5.01            Opinion of Tanner Propp, LLP
 21.01            A list of subsidiaries of the Company.  *
 27.01            Financial data schedule for the six months ended August 31, 2000.  *
 27.02            Financial data schedule for the year ended February 29, 2000.  *

---------

*    Previously filed.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly cause this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               MFC DEVELOPMENT CORP.
                                               (Registrant)


                                               By /s/ Lester Tanner
                                                 -------------------------------
December 4, 2000                               Lester Tanner, President

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Index to Consolidated Financial Statements
                 and Consolidated Financial Statement Schedules




This Index.........................................................................................    F- 1
Report of Independent Auditors.....................................................................    F- 2
Consolidated Balance Sheets -- as of August 31,2000 (unaudited),
   February 29, 2000 and February 28, 1999.........................................................    F- 3
Consolidated Statements of Operations --
   Six months ended August 31, 2000 and 1999 (unaudited),
   Years Ended February 29, 2000, February 28, 1999 and 1998.......................................    F- 5
Consolidated Statements of Stockholders' Equity --
   Six months ended August 31, 2000 (unaudited),
   Years Ended February 29, 2000, February 28,1999 and 1998........................................    F- 6
Consolidated Statements of Cash Flows --
   Six months ended August 31, 2000 and 1999 (unaudited),
   Years Ended February 29, 2000, February 28, 1999 and 1998.......................................    F- 7

Notes to Consolidated Financial Statements.........................................................    F- 9

Consolidated Financial Statement Schedules:
   II -- Valuation and Qualifying Accounts.........................................................    F-31
   III -- Real Estate and Accumulated Depreciation.................................................    F-32
   IV -- Mortgage Loans on Real Estate.............................................................    F-33

The data required by all other schedules is either included in the financial statements or is not required.

                         Report of Independent Auditors

The Board of Directors and Shareholders
MFC Development Corp., Inc. and Subsidiaries
(A Subsidiary of FRM Nexus, Inc.)

We have audited the accompanying consolidated balance sheets of MFC Development Corp., Inc. and its subsidiaries (A Subsidiary of FRM Nexus, Inc.) as of February 29, 2000 and February 28, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the three years ended February 29, 2000. Our audits also included the consolidated financial statement schedules listed in the Index at Item 15 (a) for the three years ended February 29, 2000. These financial statements and consolidated financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and consolidated financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MFC Development Corp., Inc. and its subsidiaries (A Subsidiary of FRM Nexus, Inc.) at February 29, 2000 and February 28, 1999, and the consolidated results of their operations and their cash flows for the three years ended February 29, 2000 in conformity with accounting principles generally accepted in the Untied States. Also, in our opinion, the related consolidated financial statement schedules for the three years ended February 29, 2000, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.



                                                           /s/ ERNST & YOUNG LLP

New York, New York
May 8, 2000, except for
Note 1, as to which the date is
September 25, 2000

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                           Consolidated Balance Sheets


                                                              AUGUST 31,       FEBRUARY 29,      FEBRUARY 28,
                                                                2000               2000             1999
                                                             -----------       -----------       -----------
                                                               (UNAUDITED)
ASSETS
Current assets:
  Cash & cash equivalents                                    $   697,967       $   581,408       $   243,012
  Mortgage and notes receivable - current                         27,818            26,597            24,317
  Finance receivables, net                                     3,668,340         2,479,999         2,980,159
  Other current assets                                            88,946           103,994           122,197
                                                             -----------       -----------       -----------
Total current assets                                           4,483,071         3,191,998         3,369,685
                                                             -----------       -----------       -----------

Property and equipment:
  Property and equipment, at cost                                526,341           348,575           212,109
  Less accumulated depreciation and amortization                 157,750           115,794            54,068
                                                             -----------       -----------       -----------
                                                                 368,591           232,781           158,041
                                                             -----------       -----------       -----------

Other assets:
  Real estate held for development and sale                      476,732           510,880         1,282,443
  Mortgage and notes receivable                                3,138,463         3,152,683         3,179,281
  Accrued interest receivable - related party mortgage           321,150           321,150           217,200
  Loans receivable                                               137,751            98,381                --
  Other                                                           64,191            95,991           193,435
  Net assets of discontinued operations                               --         1,174,892         2,082,943
                                                             -----------       -----------       -----------
Total other assets                                             4,138,287         5,353,977         6,955,302
                                                             -----------       -----------       -----------

Total assets                                                 $ 8,989,949       $ 8,778,756       $10,483,028
                                                             ===========       ===========       ===========


See accompanying notes.

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                     Consolidated Balance Sheets (continued)


                                                                 AUGUST 31,         FEBRUARY 29,        FEBRUARY 28,
                                                                    2000                2000               1999
                                                                ------------        ------------        ------------
                                                                (UNAUDITED)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses                         $    180,843        $    213,683        $    263,365
  Current portion of notes payable, including $85,972
    in 1999 payable to related parties                                56,733              19,282             103,108
  Due to finance customers                                         1,873,140           1,402,546           1,460,410
  Income taxes payable                                                 6,444               5,367               7,491
  Other current liabilities                                           34,832              20,000              63,671
                                                                ------------        ------------        ------------
Total current liabilities                                          2,151,992           1,660,878           1,898,045
                                                                ------------        ------------        ------------

Other liabilities:
  Notes payable, including $755,511 in 1999
    payable to related parties                                        86,974              24,655             799,480
  Deferred Income                                                  2,407,311           2,407,311           2,407,311
                                                                ------------        ------------        ------------
Total other liabilities                                            2,494,285           2,431,966           3,206,791
                                                                ------------        ------------        ------------

Commitments and contingencies

Stockholders' equity:
  Preferred stock - $.001 par value;
    Authorized - 2,000,000 shares;
    Issued and outstanding - 0 shares                                     --                  --                  --
  Common stock - $.001 par value;
    Authorized - 40,000,000 shares;
    Issued and outstanding -  1,800,000 shares at
      August 31, 2000 and 1,816,462 shares at
      February 29, 2000 and February 28, 1999                          1,800               1,816               1,816
  Capital in excess of par value                                   5,968,420           5,996,739           5,996,739
  Accumulated deficit                                             (1,626,548)         (1,312,643)           (620,363)
                                                                ------------        ------------        ------------
  Total stockholders' equity                                       4,343,672           4,685,912           5,378,192
                                                                ------------        ------------        ------------

Total liabilities and stockholders' equity                      $  8,989,949        $  8,778,756        $ 10,483,028
                                                                ============        ============        ============

See accompanying notes

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                      Consolidated Statements of Operations


                                                                                           YEAR ENDED
                                                             SIX MONTHS ENDED AUGUST 31,   FEBRUARY 29,   YEARS ENDED FEBRUARY 28,
                                                                2000           1999           2000          1999           1998
                                                             -----------   -----------     -----------   -----------    -----------
                                                             (UNAUDITED)   (Unaudited)
REVENUES
  Sale of real estate                                        $    69,000   $   211,000     $   941,000   $    40,678    $ 2,125,696
  Rental income                                                   46,820        52,185         111,264       140,633        115,951
  Interest from mortgages                                         46,110       116,530         197,864       234,609        167,128
  Income from the purchase
    and collections of medical receivables                       443,379       609,581       1,033,139     1,041,770        773,474
  Medical management service fees                                419,950            --              --            --             --
                                                             -----------   -----------     -----------   -----------    -----------
  Total income                                                 1,025,259       989,296       2,283,267     1,457,690      3,182,249
                                                             -----------   -----------     -----------   -----------    -----------

COSTS AND EXPENSES
  Real estate                                                    228,213       364,435       1,211,711       393,727        777,861
  Medical receivables                                            739,726       630,816       1,533,127     1,055,439        826,085
  Medical management services                                    510,935            --              --            --             --
  Corporate expenses                                             204,027       188,944         452,234       414,148        182,729
  Depreciation and amortization                                   42,900        28,255          61,726        29,909         73,309
                                                             -----------   -----------     -----------   -----------    -----------
  Total costs and expenses                                     1,725,801     1,212,450       3,258,798     1,893,223      1,859,984
                                                             -----------   -----------     -----------   -----------    -----------

(Loss) income from operations                                   (700,542)     (223,154)       (975,531)     (435,533)     1,322,265
                                                             -----------   -----------     -----------   -----------    -----------

Other income (expense):
  Interest income                                                 11,685         2,394          14,801        13,817         30,746
  Interest expense                                               (13,874)      (31,712)        (42,437)      (58,691)      (241,525)
                                                             -----------   -----------     -----------   -----------    -----------
                                                                  (2,189)      (29,318)        (27,636)      (44,874)      (210,779)
                                                             -----------   -----------     -----------   -----------    -----------

(Loss) income from continuing operations before
  provision (credit) for income taxes and
  extraordinary item                                            (702,731)     (252,472)     (1,003,167)     (480,407)     1,111,486

Provision (credit) for income taxes                               10,202        10,298          14,328         5,676        112,937
                                                             -----------   -----------     -----------   -----------    -----------

(Loss) income from continuing operations
  before extraordinary item                                     (712,933)     (262,770)     (1,017,495)     (486,083)       998,549

Income from discontinued operations, net of taxes
  (including gain on sale of subsidiary of $381,182 for
   the six months ended August 31, 2000 and $96,303 for
   the for the six months ended August 31, 1999 and the
   year ended February 29, 2000)                                 399,028       292,523         325,215       119,514        317,868
                                                             -----------   -----------     -----------   -----------    -----------
                                                                (313,905)       29,753        (692,280)     (366,569)     1,316,417
(Loss) income before extraordinary item
Extraordinary item, net of applicable taxes of $0                     --            --              --            --         91,674
                                                             -----------   -----------     -----------   -----------    -----------
Net (loss) income                                            $  (313,905)  $    29,753     $  (692,280)  $  (366,569)   $ 1,408,091
                                                             ===========   ===========     ===========   ===========    ===========

(Loss) earnings per common share:
  (Loss) income from continuing operations                   $     (0.39)  $     (0.14)    $     (0.56)  $     (0.27)   $      0.55
  Income from discontinued operations                               0.22          0.16            0.18          0.07           0.17
                                                             -----------   -----------     -----------   -----------    -----------
  (Loss) income before extraordinary item                          (0.17)         0.02           (0.38)        (0.20)          0.72
  Extraordinary income, net of taxes                                  --            --              --            --           0.05
                                                             -----------   -----------     -----------   -----------    -----------
Basic and diluted (loss) earnings per common share           $     (0.17)  $      0.02     $     (0.38)  $     (0.20)   $      0.77
                                                             ===========   ===========     ===========   ===========    ===========

Number of shares used in computation of basic and
  diluted earnings per share                                   1,814,404     1,816,462       1,816,462     1,816,462      1,816,462
                                                             ===========   ===========     ===========   ===========    ===========


See accompanying notes

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                 Consolidated Statements of Stockholders' Equity


                                                                      ADDITIONAL                      TOTAL
                                               COMMON STOCK           PAID-IN      (ACCUMULATED     STOCKHOLDERS'     COMPREHENSIVE
                                            SHARES       AMOUNT       CAPITAL        DEFICIT)          EQUITY         (LOSS)INCOME
                                          ---------    -----------   -----------    -----------     -----------       ------------
Balance, as previously reported,
  February 28, 1997                             100    $        --   $   950,000    $   470,924     $ 1,420,924
Adjustment related to transfer of
  ownership of FRM Nexus, Inc. assets     1,816,362          1,816     5,047,054     (2,132,809)      2,916,061
                                          ---------    -----------   -----------    -----------     -----------
Balance, February 28, 1997                1,816,462          1,816     5,997,054     (1,661,885)      4,336,985
  Net income                                     --             --            --      1,408,091       1,408,091        $ 1,408,091
                                                                                                                       -----------
  Comprehensive income                           --             --            --             --              --        $ 1,408,091
                                          ---------    -----------   -----------    -----------     -----------        ===========
Balance, February 28, 1998                1,816,462          1,816     5,997,054       (253,794)      5,745,076
  Payment of fractional shares                   --             --          (315)            --            (315)
  Net loss                                       --             --            --       (366,569)       (366,569)       $  (366,569)
                                                                                                                       -----------
  Comprehensive (loss) income                    --             --            --             --              --        $  (366,569)
                                          ---------    -----------   -----------    -----------     -----------        ===========
BALANCE, FEBRUARY 28, 1999                1,816,462          1,816     5,996,739       (620,363)      5,378,192
  NET LOSS                                       --             --            --       (692,280)       (692,280)       $  (692,280)
                                                                                                                       -----------
  COMPREHENSIVE LOSS                             --             --            --             --              --        $  (692,280)
                                          ---------    -----------   -----------    -----------     -----------        ===========
BALANCE, FEBRUARY 29, 2000                1,816,462          1,816     5,996,739     (1,312,643)      4,685,912
  PURCHASE AND RETIREMENT OF
    TREASURY STOCK (UNAUDITED)              (16,462)           (16)      (28,319)            --         (28,335)
  NET LOSS (UNAUDITED)                           --             --            --       (313,905)       (313,905)       $  (313,905)
                                                                                                                       -----------
  COMPREHENSIVE LOSS (UNAUDITED)                 --             --            --             --              --        $  (313,905)
                                          ---------    -----------   -----------    -----------     -----------        ===========
BALANCE, AUGUST 31, 2000 (UNAUDITED)      1,800,000    $     1,800   $ 5,968,420    $(1,626,548)    $ 4,343,672
                                          =========    ===========   ===========    ===========     ===========


See accompanying notes

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                      Consolidated Statements of Cash Flows




                                                                                           YEAR ENDED
                                                          SIX MONTHS ENDED AUGUST 31,      FEBRUARY 29,    Years ended February 28,
                                                           2000          1999                  2000            1999        1998
                                                           ----          ----                  ----            ----        ----
                                                                 (UNAUDITED)
Cash flows from operating activities
Net (loss) income                                       $  (313,905)     $    29,753      $  (692,280)   $  (366,569) $ 1,408,091
Adjustments to reconcile net (loss) income to net
   cash provided by operating activities:
     Depreciation and amortization                           42,900           28,255           61,726         29,910       73,309
     Gain on sale of real estate held for
           development and sale                             (15,727)          (7,288)         (48,621)            --   (1,932,994)
     Gain on sale of subsidiaries                          (381,182)         (96,303)         (96,303)            --           --
     Provision for bad debts                                133,424           (9,234)         126,488         13,134       37,034
     Deferred interest expense                                   --               --               --             --       90,919
     Deferred income taxes                                       --               --               --        (20,729)      78,153
     Changes in operating assets and liabilities:
      Collections from sale of real estate held for
           development and sale, net of payment
           to participant                                    69,000          199,350          845,304             --           --
      Additions to real estate held for
         development and sale                               (19,125)              --               --        (98,109)     (16,076)
       Prepaid expenses, miscellaneous receivables
          and other assets                                   46,848           57,792          (13,423)      (158,287)    (169,135)
       Net assets of discontinued operations                (18,926)        (152,220)          29,354        113,549     (178,116)
       Accounts payable, accrued expenses and taxes         (31,763)        (130,795)         (51,806)       (35,945)      34,586
       Other current liabilities                             14,832          (41,179)         (43,671)        44,182      (76,040)
                                                        -----------      -----------      -----------    -----------  -----------
Net cash (used in) provided by operating activities        (473,624)        (121,869)         116,768       (478,864)    (650,269)
                                                        -----------      -----------      -----------    -----------  -----------

Cash flows from investing activities
Capital expenditures & intangible assets                    (61,021)         (67,406)        (136,466)       (66,188)    (619,449)
Finance receivables                                      (1,321,765)         511,574          373,672     (1,210,606)    (543,796)
Due to finance customers                                    470,594         (160,343)         (57,864)       484,865       17,960
Principal payments on notes receivable                       12,999           13,919           24,318         22,232      159,717
Loan receivable                                             (75,000)              --         (100,000)            --           --
Principal payments on loan receivable                        35,630               --            1,619             --           --
Proceeds from sale of subsidiaries                        1,575,000          975,000          975,000             --           --
                                                        -----------      -----------      -----------    -----------  -----------
Net cash provided by (used in) investing activities         636,437        1,272,744        1,080,279       (769,697)    (985,568)
                                                        -----------      -----------      -----------    -----------  -----------

Cash flows from financing activities
Proceeds of notes payable                                   420,000           96,779           96,779        685,000      700,000
Principal payments on notes payable                        (437,919)        (946,578)        (955,430)      (283,533)    (366,250)
Purchase and retirement of treasury stock                   (28,335)              --               --             --           --
Proceeds of finance obligation                                   --               --               --             --      926,602
Principal payments on finance obligation                         --               --               --             --      (71,438)
Payment of fractional shares                                     --               --               --           (315)          --
                                                        -----------      -----------      -----------    -----------  -----------
Net cash (used in) provided by financing activities         (46,254)        (849,799)        (858,651)       401,152    1,188,914
                                                        -----------      -----------      -----------    -----------  -----------

See accompanying notes
                                      F-7

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                Consolidated Statements of Cash Flows (continued)




                                                                                          YEAR ENDED
                                                           SIX MONTHS ENDED AUGUST 31,    FEBRUARY 29,     YEARS ENDED FEBRUARY 28,
                                                              2000           1999            2000          1999              1998
                                                         --------------------------------------------------------------------------
                                                           (UNAUDITED)    (UNAUDITED)
Net increase (decrease) in cash and cash equivalents     $ 116,559     $   301,076     $   338,396     $  (847,409)     $  (446,923)
Cash and cash equivalents, beginning of period             581,408         243,012         243,012       1,090,421        1,537,344
                                                         --------------------------------------------------------------------------

Cash and cash equivalents, end of period                 $ 697,967     $   544,088     $   581,408     $   243,012      $ 1,090,421
                                                         ==========================================================================

ADDITIONAL CASH FLOW INFORMATION
Interest paid                                            $ 10,311      $    36,072     $   120,935     $   275,176      $   441,403
                                                         ==========================================================================
Income taxes paid                                        $ 17,916      $    14,123     $    19,011     $    39,074      $    61,497
                                                         ==========================================================================
NONCASH INVESTING AND FINANCING ACTIVITIES
Assets acquired under capital leases                     $ 117,689     $        --     $        --     $    42,234      $    25,137
                                                         ==========================================================================
Notes receivable from purchasers of real estate sold     $      --     $        --     $        --     $        --      $ 1,081,547
                                                         ==========================================================================

See accompanying notes.

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements


1. ORGANIZATION OF THE COMPANY

The consolidated financial statements consist of MFC Development Corp. (the "Company" or "MFC") and its wholly-owned subsidiaries. MFC is a wholly-owned subsidiary of FRM Nexus, Inc. ("FRM or Nexus"). All of FRM's assets and liabilities were transferred to MFC on August 31, 2000, except for $10,000. Because such entities are under common control, this transaction has been accounted for in a manner similar to a pooling of interests on MFC's books.

The consolidated financial statements of MFC include Medical Financial Corp., PSI Capital Corp., Yolo Capital Corp. and its subsidiary Highlands Pollution Control Corp., Yolo Equities Corp., Nexus Garden City LLC, FRM Court Street LLC, Nexus Borough Park LLC, Wendcello Corp. ("Wendcello"), and Wendclark Corp. ("Wendclark"). Wendclark was sold May 14, 1999 and Wendcello was sold on June 20, 2000.

The Company was incorporated on May 18, 1990 under the laws of the State of Delaware as PSI Food Services, Inc. On August 9, 2000, the Company amended its certificate of incorporation as follows:

1. The Company changed its name from PSI Food Services, Inc. to MFC Development Corp.

2. The Company increased authorized capital stock from 2,000,000 shares common stock, par value $.10 per share to 2,000,000 shares preferred stock, par value $.001 per share and 40,000,000 shares common stock, par value $.001 per share. Stockholders' equity for prior periods was restated to reflect this change.

In August 2000, the Company purchased and retired 16,462 shares of treasury stock for $26,689.

On August 31, 2000, FRM filed form 8-K with the Securities and Exchange Commission, which disclosed that FRM contemplates the intent of distributing on or about November 30, 2000, to its shareholders on the record date one share of MFC common stock for each one share of FRM's outstanding common stock at the close of business on November 1, 2000, (the record date). There are presently 1,800,000 shares of common stock of FRM outstanding.

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements

2. BASIS OF PRESENTATION

BUSINESS ACTIVITIES OF THE COMPANY

The Company operates in two distinct industries consisting of real estate and medical financing. On May 23, 2000, the Company committed to sell Wendcello Corp., the remaining subsidiary that operated in the food service division. On June 20, 2000, the Company completed the sale. As a result of that sale and the sale of the Wendclark subsidiary in May 1999, the food service segment has been classified as discontinued operations and prior periods have been restated.

The real estate business is conducted by the Company through various subsidiaries. It owns real estate and holds mortgages on real estate parcels in New York and Connecticut which are currently held for development and sale.

The medical financing business is conducted through Medical Financial Corp., which purchases insurance claims receivable of medical practices and provides certain services to those practices. During fiscal 2000, three subsidiaries were formed to provide additional management services to certain medical practices.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all of its subsidiaries (hereinafter also referred to as the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

3. SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Real Estate: The full accrual method is used on the sale of real estate if the profit is determinable, the Company is not obligated to perform significant activities after the sale to earn the profit and there is no continuing involvement with the property. If the buyer's initial and continuing investments are inadequate to demonstrate a commitment to pay for the property, the installment method is used, resulting in the deferral of income. If there is continuing involvement with the property by the Company, the financing method is used.

Purchase and Collection of Medical Insurance Claims Receivable: A fee is charged to medical providers upon the purchase of their accounts receivable by the Company. The fee is for the up-front payment that the Company makes upon purchase of the receivables and for collection services rendered to collect the receivables. This fee income is deferred and recognized over the contractual collection period on a pro-rata basis as the related net collectible value (see discussion below, under finance receivables) of the receivables are collected. The deferred fee income is netted against finance receivables (see note 5). The Company is not entitled to interest on unpaid principal balances.

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
REVENUE RECOGNITION (CONTINUED)

Medical Management Service Fees: Three subsidiaries provide additional management services to certain medical practices. Management fees are billed to these medical practices monthly in amounts that are relative to the expenses and services provided by the Company for that month. The accrual method of accounting is used to record all management service fees.

Food Service Companies: The accrual method of accounting is used to record all income.

RECEIVABLES

MORTGAGE AND NOTES RECEIVABLE
Mortgages and notes receivable results from the sale of real estate. These receivables bear interest and are recorded at face value, less unamortized discount.

Impairment Assessment: The Company evaluates the credit positions on its notes receivable and the value of the related collateral on an ongoing basis. The Company estimates that all of its notes receivable are fully collectible and the collateral is in excess of the related receivables. The Company continually evaluates its notes receivable that are past due as to the collectibility of principal and interest. The Company considers the financial condition of the debtor, the outlook of the debtor's industry, decrease in the ratio of collateral values to loans and any prior write downs on loans. The above considerations are all used in determining whether the Company should suspend recording interest income on any notes receivable or provide for any loss reserves.

FINANCE RECEIVABLES

The Company purchases the net collectible value of medical insurance claims on a limited recourse basis. Net collectible value is the amount that the insurance companies will pay based on established fee schedules used by insurance companies. The net collectible value is often less than the face value of the claim due to the difference in billing rates between the established fee schedules and what the medical practice ordinarily would bill for a particular procedure. The company is only responsible to collect the fee scheduled amount. If any amounts are collected in excess of the purchased amount and the Company's fee, that amount will be applied to the client's loan balance. Finance receivables are reported at their outstanding unpaid principal balances, reduced by any charge-off or valuation allowance and net of unearned revenues. The recourse basis is limited to the extent any receivables purchased by the Company are disputed and/or referred to arbitration proceedings. Such receivables are deemed to be invalid and are immediately substituted. The Company is still entitled to the collection of its fees from customers regardless of whether or not the underlying accounts receivable are collectible. Performance of these receivables is personally guaranteed by the owner of the practice and principals of the related management companies.

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECEIVABLES (CONTINUED)

Upon full collection of the advance paid in connection with the purchased medical insurance claims and the related fee, the contracts allow for accounts receivable that are determined to be invalid or remain unpaid for a specified period of time to be returned (charged back) to the customer. The charge back will also reduce the amount due to the customer.

Impairment Assessment: Management's periodic evaluation of the adequacy of the allowance for loan losses is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the customer's ability to repay, the estimated value of any underlying collateral and current economic conditions.

DEPRECIATION AND AMORTIZATION

Depreciation of property and equipment is provided by application of the straight-line method over estimated useful lives as follows:

         Land improvements                                        15 years
         Restaurant equipment and furniture                        7 years
         Computer, medical and transportation equipment            5 years

Amortization of leasehold improvements is provided by the application of the straight-line method over the shorter of their estimated useful lives or the terms of the related leases and range from 1.5 to 22 years.

REAL ESTATE HELD FOR DEVELOPMENT AND SALE

Properties are carried at the lower of acquisition cost or market, less the costs to sell. The methods for valuing property and mortgages where current appraisals are unobtainable are based on management's best judgments regarding the economy and market trends. As a result, estimates may change based on ongoing evaluation of future economic and market trends. Such judgments are based on management's knowledge of real estate markets in general and of sale or rental prices of comparable properties in particular.

LEASES AND LEASEHOLD COSTS

Leases which transfer substantially all of the risk and benefits of ownership are classified as capital leases, and assets and liabilities are recorded at amounts equal to the lesser of the

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LEASES AND LEASEHOLD COSTS (CONTINUED)

present value of the minimum lease payments or the fair value of the leased properties at the beginning of the respective lease terms. Such assets are amortized in the same manner as owned assets are depreciated. Interest expenses relating to the lease liabilities are recorded to effect constant rates of interest over the terms of the leases. Leases which do not meet such criteria are classified as operating leases and the related rentals are charged to expense as incurred.

The Company has capitalized the applicable leasehold costs related to acquiring the leases for its various restaurants and is amortizing them over the terms of the applicable leases ranging from 10 to 20 years.

TECHNICAL ASSISTANCE FEES

Technical assistance fees represent initial franchise fees paid to Wendy's International at the inception of each franchised location and are amortized on a straight-line basis over the term of the related franchises, ranging from 15 to 20 years.

INCOME TAXES

Deferred income taxes are recognized for all temporary differences between the tax and financial reporting bases of the Company's assets and liabilities based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid, short-term investments with an original maturity of three months or less to be cash equivalents.

CONCENTRATION OF RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, money market mutual funds, commercial paper and trade and notes receivable.

As of February 29, 2000, the Company had an investment in seven day commercial paper in the amount of $400,000. As of August 31, 2000, the Company had an investment in seven

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONCENTRATION OF RISK (CONTINUED)
day commercial paper in the amount of $300,000 (unaudited).

Finance receivables arise from the purchase from medical providers in the New York City area of their insurance claims from various insurance companies. For the year ended February 29, 2000, fees earned from four medical providers were 23%, 14%, 13% and 12% of earned fees. For the year ended February 28, 1999, fees earned from four medical providers were 26%, 18%, 12% and 11% of earned fees. For the year ended February 28, 1998, two medical providers generated 46% and 30% of total earned fees. As of February 9, 2000, claims receivable from one insurance company comprised 26% of total finance receivables. As of February 28, 1999, claims receivable from three insurance companies comprised 23%, 13% and 10% of total finance receivables.

For the six months ended August 31, 2000 (unaudited), fees earned from three medical providers were 13%, 31%, and 38% of earned fees. For the six months ended August 31, 1999 (unaudited), fees earned from five medical providers were 15%, 16%, 20%, 21% and 28% of earned fees. As of August 31, 2000 (unaudited), claims receivable from one insurance company comprised 22% of total finance receivables.

All note receivables are from the sale of real estate in New York and Connecticut (see Note 4).

ADVERTISING COSTS

The Company expenses the cost of advertising as incurred. For the years ended February 29, 2000, February 28 1999 and 1998 advertising expense totaled approximately $20,000, $16,000, and $32,000. For the six months ended August 31, 2000 and 1999 advertising expense totaled approximately $19,931 (unaudited) and $ -0- (unaudited).

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments". The estimated fair values of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a sale.

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements


3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The carrying amounts and estimated fair values of financial instruments are summarized as follows:


                                        AUGUST 31                   FEBRUARY 29                FEBRUARY 28
                                           2000                        2000                       1999
                                       (UNAUDITED)
                                 CARRYING      ESTIMATED      CARRYING     ESTIMATED      CARRYING    ESTIMATED
                                  AMOUNT       FAIR VALUE      AMOUNT      FAIR VALUE      AMOUNT     FAIR VALUE
                                  ------       ----------      ------      ----------      ------     ----------
   ASSETS
Cash and cash equivalents     $  697,967     $  697,967      $ 581,408        581,408       $ 243,01     $  243,012

Mortgage and notes             3,166,281      3,166,281      3,179,280      3,179,280      3,203,598      3,203,598
   receivable
Finance receivables            3,668,340      3,668,340      2,479,999      2,479,999      2,980,159      2,980,159

LIABILITIES
Accounts payable and
   accrued expenses,
   income taxes payable,
   due to finance
   customers and other
   current liabilities         2,095,259      2,095,259      1,641,596      1,641,596      1,794,937      1,794,937
Notes payable                    143,707        143,707         43,937         43,937        902,588        902,588

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

EFFECTS OF NEW ACCOUNTING PRONOUNCEMENTS

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In June 1999, the Financial Accounting Standards Board issued Statement No. 137, amending Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", which extended the required date of adoption to the years beginning after June 15, 2000. The Statement permits early adoption as of the beginning of any fiscal quarter after its issuance. The Company expects to adopt the new Statement effective March 1, 2001. The Company does not anticipate that the adoption of this Statement will have any effect on its results of operations or financial position.

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements


3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EFFECTS OF NEW ACCOUNTING PRONOUNCEMENTS (CONTINUED)

REVENUE RECOGNITION IN FINANCIAL STATEMENTS

The Company expects to adopt Securities and Exchange Commission Staff Accounting Bulletin 101 ("SAB 101"), Revenue Recognition in Financial Statements in the quarter starting December 1, 2000. SAB 101 requires revenue to either be realized or realizable and earned prior to recognition. This generally does not occur until there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured.The Company does not anticipate that the adoption of SAB 101 will have any impact on the Company's current and prior revenue recognition policies and its results of operations or financial position.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

4. REAL ESTATE ACTIVITIES

SALE OF REAL ESTATE

GOSHEN, NEW YORK

The Company acquired its property in Goshen, New York through the foreclosure of two mortgages it held. During fiscal years 1997 and 1996, the Company sold all of the 165 lots of the property for $2,499,350. This transaction and the related note receivable was with Windemere Pines at Goshen, Inc., a part of the Windemere Group of construction companies, in which Jed Schutz is an officer, director and shareholder. Mr. Schutz is also a shareholder of Nexus and was a director of Nexus until May 1999. It is management's opinion that this transaction would be at the same terms had the parties not been related.

The consideration received on this sale did not satisfy the initial investment criteria to use the full accrual method of profit recognition. The sale was accounted for using the installment method, resulting in the deferral of income until the initial and continuing investment criteria is sufficient (see Note 3). The installment method was used since recovery of the cost of the property is reasonably assured if the buyer defaults on the mortgage receivable. A balance of $1,557,311 of deferred profit remains at August 31, 2000, (unaudited) February 29, 2000 and February 28, 1999.

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements


4. REAL ESTATE ACTIVITIES (CONTINUED)

SALE OF REAL ESTATE (CONTINUED)
GOSHEN, NEW YORK (CONTINUED)

Interest income from this transaction (principal amount of note receivable is $2,310,000) was $103,950, $138,600 and $138,600 for the years ended February 29,
2000, February 28, 1999 and 1998. Interest income from this transaction was $-0- (unaudited) and $69,300 (unaudited) for the six months ended August 31, 2000 and 1999. The terms of the note call for an annual payment of interest of $30,000. The payment for fiscal 2000 has not been paid, which resulted in the suspension of accruing interest as of November 30, 1999. There is no allowance for loss because the market value of the collateral, less costs to sell, is greater than the carrying amounts of the related notes receivable and accrued interest receivable.

 The balance of accrued interest receivable is as follows:

                                                          AUGUST 31,   FEBRUARY 29,  FEBRUARY 28,
                                                            2000         2000         1999
                                                          --------     --------     --------
                                                         (UNAUDITED)

Current                                                   $     --     $     --     $ 30,000
Long-term                                                  321,150      321,150      217,200
                                                          --------     --------     --------
                                                          $321,150     $321,150     $247,200
                                                          ========     ========     ========


In addition, the Company received additional contingent consideration on the sale in the form of a purchase money debenture in the amount of $2,499,750, contingent on the sale of the single family residences to be built on the 165 lots which were sold. This purchase money debenture matures on February 28, 2002 and bears interest at a rate of 6% per annum. The Company has not included any amounts in its consolidated financial statements relating to this purchase money debenture or its related interest since its collectibility is contingent on the profitable sale of the single family residences to be built.

GRANBY, CONNECTICUT

The Company acquired this partially built office building in Granby, Connecticut as a result of the foreclosure of the first mortgage on the property of approximately $1,000,000. In fiscal year 1994, the Company wrote down its investment in the property to $900,000 to reflect the then market value of the property.

This property was sold to a limited liability company, of which certain members are shareholders in the Company, in fiscal year 1996 for $4,800,000. The terms of the sale provided that the Company complete construction of the building and provide a tenant for

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements

4. REAL ESTATE ACTIVITIES (CONTINUED)

SALE OF REAL ESTATE (CONTINUED)

GRANBY, CONNECTICUT (CONTINUED)

the unoccupied portion of the building. To provide the tenant, the Company entered into a sales-leaseback transaction with the buyer. The Company also guaranteed the first mortgage of the buyer-lessor and sublet the unoccupied space it leased from the buyer. The Company's continuing involvement with the property precluded the use of full accrual accounting and, accordingly, no sale was recognized at that time.

During fiscal year 1997 and a portion of 1998, the Company used the financing method to report this transaction. The historical cost of the asset remained on the Company's books and was being depreciated. The proceeds of the sale were recorded as a finance obligation at a rate of 8.25%. Rental payments to the buyer-lessor were treated as a reduction in the finance obligation.

In December 1997, the buyer of the property refinanced the first mortgage, eliminating the Company's guarantee. In addition, in January 1998, the Company sold for $120,000 the term of its lease on the property to the buyer and was released of all obligations on its lease through August 31, 2002. The Company has a lease for the period September 1, 2002 through February 28, 2006 which specifies rental payments aggregating $1,482,194. $850,000 of the gain, representing the present value of these rental payments was deferred.

In January 1998, the Company recorded the sale under the accrual method of accounting since its continuing involvement with the property was terminated. The Company recorded a gain on the sale of the property of $1,932,994, net of the above mentioned lease liability.

The sale of this property includes a second mortgage receivable from the buyer. Upon full collection of the receivable, an additional liability will be payable to the co-investors of the original mortgage for approximately $70,000. If the second mortgage is not collected in full, an amount substantially less will be paid. An accrual has been provided for this amount.

OTHER REAL ESTATE SALES

The Company sold various other properties, including the property in Brookfield, Connecticut and six condominium units in Hunter, New York, during the three years ended February 29, 2000 for various amounts as part of the operations of the real estate division. The remaining two built condominium units were sold during the six months ended August 31, 2000 (unaudited).

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements


4.   REAL ESTATE ACTIVITIES (CONTINUED)

MORTGAGES AND NOTES RECEIVABLE

Mortgages and notes receivable, arising from the sale of real estate, consist of the following:

                                                    AUGUST 31       FEBRUARY 29       FEBRUARY 28
                                                      2000            2000               1999
                                                  ---------------------------------------------
                                                   (UNAUDITED)
Goshen, New York (Construction Company)
    (Net of unamortized discount of $162,202)     $ 2,147,798      $ 2,147,798      $ 2,147,798
Granby, Connecticut (Real Estate Operator)          1,018,483        1,031,482        1,055,800
                                                  -----------      -----------      -----------
                                                    3,166,281        3,179,280        3,203,598
Less current portion                                  (27,818)         (26,597)         (24,317)
                                                  -----------      -----------      -----------
                                                  $ 3,138,463      $ 3,152,683      $ 3,179,281
                                                  ===========      ===========      ===========


These mortgages and notes have various terms for payments of principal and interest and are collateralized by the underlying real estate. These mortgages and notes bear interest ranging from 6% to 9%, and mature as follows:

FISCAL YEAR
2001                                       $     26,597
2002                                          2,339,093
2003                                             31,822
2004                                             34,807
2005                                             38,072
Thereafter                                      871,091
                                         ------------------
                                           $  3,341,482
                                         ==================

As of August 31, 2000 (unaudited), February 29, 2000 and February 28, 1999, except for the Goshen interest payment mentioned above, all notes receivable were performing. There is no allowance for loss because the market value of the collateral, less costs to sell, is greater than the carrying amounts of the related notes receivable.

The Granby note receivable is being used as collateral for a line of credit (see
Note 7).

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements

5.   REAL ESTATE ACTIVITIES (CONTINUED)

REAL ESTATE HELD FOR DEVELOPMENT AND SALE

The following properties are included in real estate held for development and sale:

                                               AUGUST 31       FEBRUARY 29      FEBRUARY 28
                                                 2000            2000             1999
                                               ---------       -----------     -----------
                                             (UNAUDITED)
Hunter, New York                           $   621,732      $   655,880      $ 1,007,030
Brookfield, Connecticut                             --               --          490,413
                                           ---------------------------------------------
                                               621,732          655,880        1,497,443
Less due to co-investors                      (145,000)        (145,000)        (215,000)
                                           ---------------------------------------------
                                           $   476,732      $   510,880      $ 1,282,443
                                           =============================================

The Hunter property is located at the base of Hunter Mountain in Greene County, New York. This property includes approximately 80 acres of undeveloped land, two remaining condominium units available for sale or rental, two building sites, a hotel site, a clubhouse with a recreational facility, an office building and a sewage treatment plant that serves the development. This property was acquired through foreclosure and was written down to its fair market value.

5. FINANCE RECEIVABLES, NET

Net finance receivables consist of the following:

                                                         AUGUST 31       FEBRUARY 29       FEBRUARY 28
                                                           2000             2000             1999
                                                        ---------       -----------       -----------
                                                        (UNAUDITED)
Gross finance receivables                             $ 4,386,764      $ 2,958,825      $ 3,409,095
Allowance for credit losses                              (345,912)        (212,488)         (86,000)
Deferred finance income                                  (372,512)        (266,338)        (342,936)
                                                      -----------      -----------      -----------
                                                      $ 3,668,340      $ 2,479,999      $ 2,980,159
                                                      ===========      ===========      ===========

These receivables are collateral for a line of credit (see Note 7).

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements
6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                                         AUGUST 31    FEBRUARY 29   FEBRUARY 28
                                                                         ---------    -----------   -----------
                                                                            2000         2000         1999
                                                                       (UNAUDITED)

Leasehold improvements                                                  $ 51,402     $ 51,402     $ 43,166
Computer equipment                                                       218,558      173,414       84,172
Medical equipment                                                         45,520       32,500           --
Equipment under capital leases                                           185,060       67,371       67,371
Other equipment and furniture                                             25,801       23,888       17,400
                                                                        --------     --------     ----------
                                                                         526,341      348,575      212,109
Less accumulated depreciation and amortization
                                                                         157,750      115,794       54,068
                                                                        --------     --------     ----------
Property and equipment, net                                             $368,591     $232,781     $158,041
                                                                        ========     ========     ========

As of August 31, 2000, February 29, 2000 and February 28 1999, accumulated amortization of equipment under capital leases was $28,426 (unaudited), $21,699 and $8,245.

For the years ended February 29, 2000, February 28, 1999 and 1998, depreciation expense, which includes amortization under capital leases was $61,726, $29,909 and $73,309. For the six months ended August 31, 2000 and 1999, depreciation expense, which includes amortization under capital leases was $42,900 (unaudited) and $28,255 (unaudited).

7.  LOANS RECEIVABLE

In February 2000, one of the Company's subsidiaries entered into an agreement to provide management services to a finance client's radiology practice. These services include operating an MRI facility that the Company leases from a third party. In February 2000, the Company entered into an additional agreement to pay the prior operator ("the manager") of the MRI facility a management fee of 50% of the positive cash flow from the services derived from that facility, in exchange for the continuation of his management and business development services. The remainder of the cash flow is retained by the Company. As part of this agreement, the Company agreed to administer the repayment of certain debts of the manager from various sources of funds that are due to him. The Company may, in its discretion advance cash to meet the schedule of payments if the source of funds is insufficient to do so. These advances bear interest at the rate of prime plus 2%, with a minimum rate of 12%. The outstanding balance on this loan was $137,751 (unaudited) at August 31, 2000 and $98,381 at February 29, 2000.

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements
8. NOTES PAYABLE

Notes payable include the following:

                                   AUGUST 31    FEBRUARY 29    FEBRUARY 28
                                    2000         2000             1999
                                 ---------    -----------     -----------
                                              (UNAUDITED)
Capital lease obligations       $143,707       $ 43,937       $ 61,105
Related party credit line             --             --        781,483
Related party escrow loan             --             --             --
Related party loans                   --             --         60,000
                                  ------         ------        -------
                                 143,707         43,937        902,588
Less current maturities           56,733         19,282        103,108
                                  ------         ------        -------
Long-term debt                  $ 86,974       $ 24,655       $799,480
                                ========       ========       ========

Related Party Credit Line: In December 1997, a $700,000 line of credit was obtained from a related party, Northwest Management Corp. ("NMC"), a shareholder of the Company. In January 2000, the line of credit was increased to $785,000. The president of NMC, who is also a shareholder of the Company, has the power to vote NMC shares which are owned by his two children. The line, under which there was no outstanding balance at February 29, 2000, was terminated by mutual consent of both parties upon full repayment on June 21, 2000 of the outstanding balance of $200,000 (unaudited). Interest was calculated at a rate of 12% per annum. There were no commitment fees paid in connection with this line of credit.

Related party escrow loan: In February 1999, a related partnership, whose partners are directors, officers and shareholders of the Company, committed to place in an escrow account until March 15, 2001 an investment portfolio, which at the time was valued at $240,000, to the Medical Financial Corp. subsidiary. This investment portfolio is being held in escrow and is used as collateral for the purpose of obtaining margin loans. At February 29, 2000, the value of this portfolio was $309,353. All risks and rewards of the investment portfolio pass to the related party. The Company, being the primary obligor on the margin loans, is responsible for the repayment of the loans. The margin loans bear interest at a variable rate based on market condition set at the discretion of the investment brokerage firm. A fee is payable monthly to the related party, at the rate of 5% per annum on the value of the investment escrow account. This fee is included in interest expense. Proceeds from the loan may only be used to fund the purchase of medical receivables. The loan is repaid as payment is received from such receivables and may be re-borrowed at any time until maturity. On June 26, 2000, the then outstanding balance of $170,000 (unaudited) was paid in full. On June 30, 2000 (unaudited) the loan was terminated by mutual consent of both parties.

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements


8. NOTES PAYABLE (CONTINUED)

Related Party Loans. During the year ended February 28, 1999, the Company borrowed at various times a total of $60,000 from two individuals, who were both directors, officers and shareholders. These loans were repaid during the year ended February 29, 2000. Interest on these loans was at the rate of 12% per annum.

Interest expense on these related party borrowings for the years ended February 29, 2000 and February 28, 1999 was $36,184 and $52,748. Interest expense on these related party borrowings for the six months ended August 31, 2000 and 1999 was $8,495 (unaudited) and $29,969 (unaudited).

Capital Lease Obligations. The Company has acquired certain equipment under various capital leases expiring in 2003. The leases provide for monthly payments of principal and interest of $5,782 and have been capitalized at imputed interest rates of 10.00% to 16.72%.

Aggregate maturities of the amount of notes payable and capital leases at February 29, 2000 are as follows:

                                                     CAPITAL LEASE
                                   NOTES PAYABLE     OBLIGATIONS       TOTAL
                                   -------------     -----------       -----

2001                                 $    --         $23,813         $23,813
2002                                      --          21,055          21,055
2003                                      --           6,054           6,054
                                     -------         -------         -------
                                          --          50,922          50,922
Amount representing interest              --           6,985           6,985
                                     -------         -------         -------
Total(a)                             $    --         $43,937         $43,937
                                     =======         =======         =======

(a) -- Total capital lease obligations represent present value of minimum lease payments.

9. COMMITMENTS AND CONTINGENCIES

MINIMUM OPERATING LEASE COMMITMENTS

In April 2000, Nexus signed a lease extension for its executive offices under a seven year lease expiring on February 28, 2007 (unaudited).

In October 1999, one of the Company's subsidiaries in the medical division signed a lease for premises that will be used to provide management services for a medical practice that provides physical therapy and pain treatment.

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements

9. COMMITMENTS AND CONTINGENCIES (CONTINUED)

MINIMUM OPERATING LEASE COMMITMENTS (CONTINUED)

In March 2000, one of the Company's subsidiaries in the medical division signed a lease for premises for an MRI facility that will be used to provide management services for a radiology practice.

Subject to annual real estate adjustments, the following is a schedule of future minimum rental payments required under the above operating leases as of February 28:


Year ending February,
2001 (six months)         $ 84,200
2002                       139,600
2003                       130,920
2004                       133,556
2005                       138,744
Thereafter                 160,800
                          --------
Total                     $787,820
                          ========

For the years ended February 29, 2000, February 28 1999 and 1998 rent expense totaled approximately $85,000, $45,000 and $43,000. For the six months ended August 31, 2000 and 1999 rent expense totaled approximately $83,426 (unaudited) and $24,000 (unaudited).

There are various commitments and contingencies relating to the sale of real estate (see Note 3).

10. INCOME TAXES

The provision (benefit) for income taxes consist of the following:

                             SIX MONTHS ENDED              YEAR ENDED             YEARS ENDED
                          AUGUST 31        AUGUST 31      FEBRUARY 29              FEBRUARY 28
                            2000            1999             2000            1999             1998
                        (UNAUDITED)      (UNAUDITED)
Current:
   Federal             $     --         $     --         $     --         $     --          $     --
   State                 10,202           10,298           14,328           18,332            37,093
                         ------           ------           ------           ------            ------
Total current            10,202           10,298           14,328           18,332            37,093
                         ------           ------           ------           ------            ------
Deferred:
   Federal                   --               --               --               --                --
   State                     --               --               --          (12,656)           75,844
                         ------           ------           ------           ------            ------
Total deferred               --               --               --          (20,729)           75,844
                         ------           ------           ------           ------            ------
Total                  $ 10,202         $ 10,298         $ 14,328         $  5,676          $112,937
                       ========         ========         ========         ========          ========

                     MFC Development Corp. and Subsidiaries
                        (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements

10. INCOME TAXES (CONTINUED)

MFC and its subsidiaries file consolidated federal tax returns with Nexus, which has no federal tax liability due to current and prior year net operating losses. MFC and its subsidiaries file individual state tax returns.

Significant components of deferred tax assets (liabilities) were as follows:

                                       SIX MONTHS ENDED               YEAR ENDED                 YEARS ENDED
                                  AUGUST 31       AUGUST 31           FEBRUARY 29                 FEBRUARY 28
                                    2000               1999              2000               1999               1998
                                 (UNAUDITED)        (UNAUDITED)
Tax loss carryforwards           $ 834,139          $ 522,229          $ 728,169          $ 558,228          $ 314,773
Less valuation allowance          (834,139)          (522,229)          (728,169)          (558,228)          (314,773)
                                  --------           --------           --------           --------           --------
Deferred tax assets              $      --          $      --          $      --          $      --          $      --
                                  ========           ========           ========           ========           ========

Installment sale of real
   estate                        $      --                $--                 $-          $      --          $ (12,656)
Property, plant and
   equipment                            --                 --                  -                 --             (8,073)
                                  --------           --------           --------           --------           --------

Deferred tax liabilities         $      --          $      --          $      --          $      --          $ (20,729)
                                  ========           ========           ========           ========           ========

The following is a reconciliation of the statutory federal and effective income tax rates for the years ended:


                                  AUGUST 31       AUGUST 31      FEBRUARY 29             FEBRUARY 28,
                                     2000            1999            2000            1999            1998
                                 (UNAUDITED)     (UNAUDITED)
                                     % OF            % OF          % OF            % OF          % OF
                                    PRETAX          PRETAX        PRETAX          PRETAX         PRETAX
                                    INCOME          INCOME        INCOME          INCOME        INCOME
                                    ------          ------        ------          ------        ------
Statutory federal income tax
  Expense rate                       (34.0)%        (34.0)%        (34.0)%        (34.0)%        34.0%
Valuation allowance against
  NOL carryforwards                  34.0           34.0           34.0           34.0           (34.0)
State taxes, less federal
  Tax effect                          1.4            4.0            1.4            1.2           10.2
                                     -----          -----          -----          -----          ----
                                      1.4%           4.0%           1.4%           1.2%          10.2%
                                     =====          =====          =====          =====          ====

                     MFC Development Corp. and Subsidiaries
                       (A Subsidiary of FRM NECUS, Inc.)
                   Notes to Consolidated Financial Statements



10. INCOME TAXES (CONTINUED)

Nexus has net operating loss carryforwards for federal purposes of approximately $2,142,000. These losses will be available for future years, expiring through February 29, 2020. The Company, however, has taken a 100% valuation allowance against federal NOL carryforwards due to a history of operating tax losses and the uncertainty of generating taxable income in the foreseeable future.

11. EXTRAORDINARY ITEM

During fiscal year 1998, the Company realized an extraordinary gain, net of fees of $91,674, as a result of the extinguishment of certain debts. There was no related tax effect since this occurred as a result of a discharge in bankruptcy of a subsidiary of the Company.

12. DISCONTINUED OPERATIONS

On May 14, 1999, the Company sold Wendclark, Inc., one of the two subsidiaries that operated in the food service division. The Company received $975,000 in cash, resulting in a gain of $96,303, which was recorded during the three months ended May 31, 1999. As a result of this sale, $2,342,555 of debt that was carried on Wendclark was assumed by the buyer. On May 23, 2000, the Company committed to sell Wendcello Corp., the remaining subsidiary that operated in the food service division. On June 20, 2000, the Company completed the sale of Wendcello Corp., including all of its assets and liabilities, and received $1,575,000 (unaudited) in cash, resulting in a gain of approximately $381,000 (unaudited) that was recorded during the six months ended August 31, 2000. As a result of this sale, $125,000 (unaudited) of current debt that was carried on Wendcello was eliminated. During the period from May 23, 2000 (the measurement date for discontinuing operations of the food service division) to June 20, 2000 (disposal date), net income from operations of the discontinued food service division was $11,700. The results of operations of both subsidiaries have been classified as discontinued operations and prior periods have been restated.

                    MFC Development Corp. and Subsidiaries
                       (A Subsidiary of FRM NEXUS, Inc.)
                   Notes to Consolidated Financial Statements


12. DISCONTINUED OPERATIONS (CONTINUED)

The components of discontinued operations are as follows:

                                                      AUGUST 31         FEBRUARY 29        FEBRUARY 28
                                                         2000               2000               1999
                                                     -----------        -----------        -----------
                                                     (UNAUDITED)

Cash & cash equivalents                              $        --        $   328,607        $   512,148
Inventories                                                   --             62,360            106,671
Other current assets                                          --            146,552            244,830
Property and equipment, at cost                               --          2,352,846          6,683,319
Less accumulated depreciation and amortization                --         (1,548,005)        (2,704,078)
Other assets                                                  --            536,579            767,212
                                                     -----------        -----------        -----------
Total assets                                                  --          1,878,939          5,610,102
                                                     -----------        -----------        -----------

Accounts payable and accrued expenses                         --            554,397            926,094
Other current liabilities                                     --                 --            188,230
Long term debt                                                --            149,650          2,412,835
                                                     -----------        -----------        -----------
Total liabilities                                             --            704,047          3,527,159
                                                     -----------        -----------        -----------

Net assets of discontinued operations                $        --        $ 1,174,892        $ 2,082,943
                                                     ===========        ===========        ===========

A summary of the results of discontinued operations for the food services division is as follows for the periods ended:


                                                           SIX MONTHS ENDED           YEAR ENDED              YEARS ENDED
                                                       AUGUST 31       AUGUST 31     FEBRUARY 29              FEBRUARY 28
                                                         2000             1999          2000              1999             1998
                                                      ------------    ------------   ------------      ------------    ------------
                                                      (UNAUDITED)     (UNAUDITED)
Operating revenues, including gain
  on sale of subsidiary of $381,182 for the six
  months ended August 31, 2000 and $96,303 for
  the six months ended August 31, 1999 and the
  year ended February 29, 2000                        $  3,714,425    $  6,893,149   $ 12,154,279      $ 17,092,610    $ 16,703,700
Operating expenses                                       3,316,091       6,556,679     11,785,817        16,778,542      16,165,374
                                                      ------------    ------------   ------------      ------------    ------------
Income from operations                                     398,334         336,470        368,462           314,068         538,326
Interest expense, net of interest (income)                  (1,774)         42,697         40,831           202,627         184,263
                                                      ------------    ------------   ------------      ------------    ------------
Income before income taxes                                 400,108         293,773        327,631           111,441         354,063
Income taxes                                                 1,080           1,250          2,416            (8,073)         36,195
                                                      ------------    ------------   ------------      ------------    ------------
Income from discontinued
Operations, net of taxes                              $    399,028    $    292,523   $    325,215      $    119,514    $    317,868
                                                      ============    ============   ============      ============    ============

                    MFC Development Corp. and Subsidiaries
                       (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements


13. BUSINESS SEGMENT INFORMATION

Operating segments are managed separately and represent separate business units that offer different products and serve different markets. The Company's reportable segments include: (1) real estate, (2) medical financing and (3) other, which is comprised of corporate overhead and net assets of discontinued operations. The real estate segment operates in New York and Connecticut. The medical financing segment operates in New York and New Jersey.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. All inter-segment balances have been eliminated. Inter-segment balances bear interest at the rate of 10% per annum and are included in net interest expense. Business segment information follows. Certain prior year information has been reclassified to conform with the current year presentation.

                    MFC Development Corp. and Subsidiaries
                       (A Subsidiary of FRM Nexus, Inc.)
                   Notes to Consolidated Financial Statements


13. BUSINESS SEGMENT INFORMATION (CONTINUED)

                                                           REAL               MEDICAL
                                                          ESTATE             FINANCING            OTHER               TOTAL
                                                       ------------        -------------       ------------        ------------
FEBRUARY 29, 2000
  Total revenue from external customers                $  1,250,128        $  1,033,139        $         --        $  2,283,267
  Income (loss) from operations                              30,887            (554,184)           (452,234)           (975,531)
  Interest expense,net                                     (151,228)            178,864                  --              27,636
  Income (loss) from continuing operations before
     provision for taxes and extraordinary items            182,115            (733,048)           (452,234)         (1,003,167)

  Assets - continuing                                     4,605,444           2,996,317               2,103           7,603,864
  Assets - discontinued                                          --                  --           1,174,892           1,174,892
  Total assets                                            4,605,444           2,996,317           1,176,995           8,778,756

  Capital expenditures                                        4,185             131,033               1,248             136,466
  Depreciation and amortization                               7,280              54,196                 250              61,726

FEBRUARY 28, 1999
  Total revenue from external customers                $    415,920        $  1,041,770        $         --        $  1,457,690
  Income (loss) from operations                              16,282             (37,667)           (414,148)           (435,533)
  Interest expense,net                                     (101,414)            146,288                                  44,874
  Income (loss) from continuing operations before
     provision for taxes and extraordinary items            117,696            (183,955)           (414,148)           (480,407)

  Assets - continuing                                     4,902,772           3,494,477               2,836           8,400,085
  Assets - discontinued                                          --                               2,082,943           2,082,943
  Total assets                                            4,902,772           3,494,477           2,085,779          10,483,028

  Capital expenditures                                       17,420              91,001                  --             108,421
  Depreciation and amortization                               5,911              23,999                  --              29,910

FEBRUARY 28, 1998
  Total revenue from external customers                $  2,408,775        $    773,474        $         --        $  3,182,249
  Income (loss) from operations                           1,576,029             (71,035)           (182,729)          1,322,265
  Interest expense,net                                      140,372              70,407                  --             210,779
  Income (loss) from continuing operations before
     provision for taxes and extraordinary items          1,435,657            (141,442)           (182,729)          1,111,486

  Assets - continuing                                     5,441,993           2,129,690               3,461           7,575,144
  Assets - discontinued                                          --                  --           2,196,492           2,196,492
  Total assets                                            5,441,993           2,129,690           2,199,953           9,771,636

  Capital expenditures                                      570,653              73,933                  --             644,586
  Depreciation and amortization                              54,885              18,424                  --              73,309

                    MFC Development Corp. and Subsidiaries
                       (A Subsidiary of FRM NEXUS, Inc.)
                   Notes to Consolidated Financial Statements


13. BUSINESS SEGMENT INFORMATION (CONTINUED)

                                                           REAL              MEDICAL
                                                          ESTATE            FINANCING           OTHER              TOTAL
                                                       ------------       -------------      ------------       ------------
AUGUST 31, 2000 (UNAUDITED)
  Total revenue from external customers                $   161,930        $   863,329        $        --        $ 1,025,259
  Income(loss) from operations                             (67,497)          (427,143)          (205,902)          (700,542)
  Interest expense,net                                     (22,282)            24,471                 --              2,189
  Income(loss) from continuing operations before
     provision for taxes and extraordinary items           (45,215)          (451,614)          (205,902)          (702,731)

  Assets - continuing                                    4,524,045          4,447,413             18,491          8,989,949
  Assets - discontinued                                         --                 --                 --                 --
  Total assets                                           4,524,045          4,447,413             18,491          8,989,949

  Capital expenditures                                          --            178,210                500            178,710
  Depreciation and amortization                              1,214             39,811              1,875             42,900

AUGUST 31, 1999 (UNAUDITED)
  Total revenue from external customers                $   379,715        $   609,581        $        --        $   989,296
  Income(loss) from operations                              12,059            (46,269)          (188,944)          (223,154)
  Interest expense,net                                     (78,418)           107,736                 --             29,318
  Income(loss) from continuing operations before
     provision for taxes and extraordinary items            90,477           (154,005)          (188,944)          (252,472)

  Assets - continuing                                    4,906,228          2,969,225              3,169          7,878,622
  Assets - discontinued                                         --                 --          1,356,466          1,356,466
  Total assets                                           4,906,228          2,969,225          1,359,635          9,235,088

  Capital expenditures                                          --             67,406                 --             67,406
  Depreciation and amortization                              3,221             25,034                 --             28,255


For the year ended February 28, 1998, net sales of the real estate division included $1,932,994 of income due to changing from the financing method to the full accrual method of accounting for the sale of real estate in Granby, Connecticut.

                     MFC Development Corp. and Subsidiaries

                   Consolidated Financial Statement Schedules

                                February 29, 2000


SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

           COLUMN A                 COLUMN B                 COLUMN C                 COLUMN D        COLUMN E
---------------------------       ------------      -------------------------------  ----------       ---------

                                                            ADDITIONS
                                                    -------------------------------
                                    BALANCE         CHARGED TO    CHARGED TO OTHER                    BALANCE
                                  AT BEGINNING      COSTS AND    ACCOUNTS DESCRIBED                    AT END
          DESCRIPTION              OF PERIOD         EXPENSES                        DEDUCTIONS       OF PERIOD
---------------------------       ------------      ----------   ------------------  ----------       ---------
FEBRUARY 28, 1998
Allowance for credit losses         $145,218         $     --         $    --         $ 72,352         $ 72,866
                                    ========         ========         =======         ========         ========
Valuation allowance -
    Deferred tax asset              $218,743         $ 96,030         $    --         $     --         $314,773
                                    ========         ========         =======         ========         ========

FEBRUARY 28, 1999
Allowance for credit losses         $ 72,866         $ 13,134         $    --         $     --         $ 86,000
                                    ========         ========         =======         ========         ========
Valuation allowance -
    Deferred tax asset              $314,773         $243,455         $    --         $     --         $558,228
                                    ========         ========         =======         ========         ========

FEBRUARY 29, 2000
ALLOWANCE FOR CREDIT LOSSES         $ 86,000         $126,488         $    --         $     --         $212,488
                                    ========         ========         =======         ========         ========
VALUATION ALLOWANCE -
    DEFERRED TAX ASSET              $558,228         $169,941         $    --         $     --         $728,169
                                    ========         ========         =======         ========         ========

                     MFC Development Corp. and Subsidiaries

                   Consolidated Financial Statement Schedules

                          Year ended February 29, 2000


SCHEDULE III -- REAL ESTATE AND ACCUMULATED DEPRECIATION

       COLUMN A            COLUMN B       COLUMN C            COLUMN D                 COLUMN E                COLUMN F
-------------------------------------------------------------------------------------------------------------------------

                                                          COST CAPITALIZED           GROSS AMOUNT
                                       INITIAL COST          SUBSEQUENT            AT WHICH CARRIED
                                        TO COMPANY         TO ACQUISITION         AT CLOSE OF PERIOD
                                      --------------------------------------------------------------
                                             BUILDINGS                                BUILDINGS
                                                AND                                      AND
                             ENCUM-           IMPROVE-   IMPROVE-   CARRYING           IMPROVE-               ACCUMULATED
      DESCRIPTIONS          BRANCES   LAND     MENTS      MENTS       COST     LAND     MENTS       TOTAL    DEPRECIATION
-------------------------------------------------------------------------------------------------------------------------
Partial investment in
  condominium
  development, Hunter, NY     $ -     $ -    $ 569,179    $8,246    $ 78,455   $ -    $655,880    $655,880        $ -
                            ---------------------------------------------------------------------------------------------
Total                         $ -     $ -    $ 569,179    $8,246    $ 78,455   $ -    $655,880    $655,880        $ -
                            =============================================================================================

       COLUMN A               COLUMN G    COLUMN H     COLUMN I
------------------------------------------------------------------


                                                        LIFE ON
                                                         WHICH
                                                      DEPRECIATION
                                                       IN LATEST
                                                         INCOME
                               DATE OF       DATE      STATEMENTS
      DESCRIPTIONS          CONSTRUCTION   ACQUIRED   IS COMPUTED
------------------------------------------------------------------
Partial investment in
  condominium
  development, Hunter, NY         -        2/29/96       N/A

Total


The following is a reconciliation of the total amount at which real estate was carried for the years ended:

                                     FEBRUARY 29,            February 28,            February 28,
                                         2000                    1999                    1998
                                 ---------------------   ---------------------   ---------------------
Balance at beginning of period              $1,497,443              $1,399,334              $1,383,258
Additions during period:
  Other acquisitions             $      -                $      -                $      -
  Improvements, etc.                    -                   2,246                   6,000
  Capitalized carrying costs        3,278        3,278     95,863       98,109     10,076       16,076
                                 --------   ----------   --------   ----------   --------   ----------
                                             1,500,721               1,497,443               1,399,334
Deductions during period:
  Cost of real estate sold        844,841                       -                       -
                                 --------                --------                --------
                                               844,841                       -                       -
                                            ----------              ----------              ----------
Balance at close of period                  $  655,880              $1,497,443              $1,399,334
                                            ==========              ==========              ==========

The Federal Income Tax Basis of the Hunter property is $945,880.

                     MFC Development Corp. and Subsidiaries

                   Consolidated Financial Statement Schedules

                          Year ended February 29, 2000

SCHEDULE IV -- MORTGAGE LOANS ON REAL ESTATE

          COLUMN A               COLUMN B   COLUMN C      COLUMN D         COLUMN E     COLUMN F     COLUMN G       COLUMN H
--------------------------------------------------------------------------------------------------------------------------------

                                                                                                                   PRINCIPAL
                                                                                                                 AMOUNT OF LOANS
                                                                                                                   SUBJECT TO
                                              FINAL       PERIODIC                        FACE       CARRYING      DELINQUENT
                                 INTEREST   MATURITY       PAYMENT           PRIOR      AMOUNT OF    AMOUNT OF    PRINCIPAL OR
        DESCRIPTIONS               RATE       DATE          TERM             LIENS      MORTGAGES    MORTGAGES      INTEREST
--------------------------------------------------------------------------------------------------------------------------------

First Mortgages:
   Unimproved land, Goshen, NY      6%       2/28/02   Interest only to            -   $  500,000   $  464,891       $500,000
                                                         maturity
   Unimproved land, Goshen, NY      6        2/28/02   None                        -    1,810,000    1,682,907             -
   Office building, Granby, CT      9        3/08/17   9,863 per month    $2,600,000    1,031,482    1,031,482             -
                                                                                       ----------------------------------------
                                                                                       $3,341,482   $3,179,280       $500,000
                                                                                       ========================================

The following is a reconciliation of the total amount at which mortgage loans were carried for the years ended:

                                      FEBRUARY 29,           February 28,               February 28,
                                         2000                    1999                      1998
                                 ---------------------   ---------------------   -----------------------
Balance at beginning of period              $3,203,598              $3,225,830                $2,341,034
Additions during period:
  New mortgage loans             $      -                $      -                $1,081,547
                                 --------                --------                ----------
                                                     -                       -                 1,081,547
                                            ----------              ----------                ----------
                                             3,203,598               3,225,830                 3,422,581
Deductions during period:
  Collection of principal          24,318                  22,232                   159,717
  Other -- bad debts                    -                       -                    37,034
                                 --------                --------                ----------
                                                24,318                  22,232                   196,751
                                            ----------              ----------                ----------
Balance at close of period                  $3,179,280              $3,203,598                $3,225,830
                                            ==========              ==========                ==========